United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October, 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

September 30, 2014

BR GAAP

Filed with the CVM, SEC and HKEx on

October 30, 2014

Vale S.A.

Index to the Interim Financial Statements

Page
Report of Independent Registered Public Accounting Firm	3

Condensed Consolidated and Parent Company Balance Sheets as at September 30, 2014 and December 31, 2013	5

Condensed Consolidated and Parent Company Statements of Income for the Three-month period ended September 30, 2014 and 2013 and nine-month period ended September 30, 2014 and 2013	7

Condensed Consolidated and Parent Company Statements of Comprehensive Income for the Three-month period ended September 30, 2014 and 2013 and nine-month period ended September 30, 2014 and 2013	8

Condensed Statement of Changes in Stockholder’s Equity for the Nine-month period ended September 30, 2014 and 2013	10

Condensed Consolidated Statement of Cash Flow for the Three-month period ended September 30, 2014 and 2013 and nine-month period ended September 30, 2014 and 2013	11

Condensed Parent Company Statement of Cash Flow for the Nine-month period ended September 30, 2014 and 2013	12

Condensed Consolidated and Parent Company Statement of Added Value for the Three-month period ended September 30, 2014 and 2013	13

Selected Notes to the Interim Financial Statement	14

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	67

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim accounting information of Vale S.A. (“the Company”), included in the quarterly information form - ITR for the quarter ended September 30, 2014, which comprises the balance sheet as of September 30, 2014 and the respective statements of income and comprehensive income for the three and nine-month periods ended on September 30, 2014 and the respective statements of changes in stockholders’ equity and of cash flows for the nine-month period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of the individual interim accounting information in accordance with the Accounting Pronouncement CPC 21(R1) — “Interim Statement” and consolidated interim accounting information in accordance with CPC 21(R1)  and the international accounting rule IAS 34 - Interim Financial Reporting, issued by the IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1), applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of added value

We have also reviewed the individual and consolidated interim information of added value for the nine-month period ended September 30, 2014, prepared under the responsibility of the Company`s Management, for which presentation is required in the interim information in accordance with the standards issued by the CVM applicable to the preparation of quarterly information - ITR, and considered as supplementary information by IFRS, which does not require the presentation of the statements of added value. These statements were submitted to the same review procedures described previously and, based on our review, we are not aware of any fact that might lead us to believe that they were not prepared, in all material respects, in accordance with the individual and consolidated interim accounting information, taken as a whole.

Previous year and quarters accounting information

The individual and consolidated interim accounting information corresponding to the year ended December 31, 2013 and to the quarter ended September 30, 2013 presented for comparison purposes, were previously audited and reviewed by other independent auditors who issued reports dated February 26, 2014 and November 6, 2013, respectively, without any change.

Rio de Janeiro, October 27, 2014

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

(Original report in portuguese signed by)

Manuel Fernandes Rodrigues de Sousa

Accountant CRC RJ-052.428/O-2

Condensed Balance Sheet

In millions of Brazilian Reais

	Consolidated			Parent Company
	Notes	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	8	19,319	12,465	3,902	3,635
Short-term investments		1,103	8	—	8
Derivative financial instruments	24	353	471	316	378
Accounts receivable	9	8,232	13,360	27,868	14,167
Related parties	31	700	611	1,235	1,684
Inventories	10	11,829	9,662	3,792	3,287
Prepaid income taxes		2,750	5,563	2,493	4,629
Recoverable taxes	11	4,500	3,698	2,578	2,295
Advances to suppliers		362	292	185	130
Others		1,482	2,151	783	898
		50,630	48,281	43,152	31,111

Non-current assets held for sale and discontinued operations	6	1,494	8,822	1,494	7,051
		52,124	57,103	44,646	38,162
Non-current assets

Related parties	31	456	253	904	864
Loans and financing agreements receivable		602	564	102	192
Judicial deposits	18	3,706	3,491	3,093	2,888
Recoverable income taxes		1,049	899	—	—
Deferred income taxes	20	10,552	10,596	7,405	7,418
Recoverable taxes	11	961	668	569	258
Derivative financial instruments	24	284	329	20	—
Deposit on incentive and reinvestment		158	447	130	418
Others		3,439	1,730	199	159
		21,207	18,977	12,422	12,197

Investments	12	11,420	8,397	122,716	123,370
Intangible assets, net	13	16,916	16,096	16,493	15,636
Property, plant and equipment, net	14	199,428	191,308	77,368	70,705
		248,971	234,778	228,999	221,908
Total		301,095	291,881	273,645	260,070

Condensed Balance Sheet

In millions of Brazilian Reais

(continued)

	Consolidated				Parent Company
	Notes		September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
			(unaudited)		(unaudited)
Liabilities
Current liabilities
Suppliers and contractors			9,968	8,837	5,206	3,640
Payroll and related charges			2,915	3,247	1,976	2,228
Derivative financial instruments	24		1,706	556	1,112	435
Loans and financing	16		5,004	4,158	3,471	3,181
Related parties	31		320	479	7,456	6,453
Income Taxes Settlement Program	19		1,184	1,102	1,160	1,079
Taxes and royalties payable			1,490	766	609	356
Provision for income taxes			868	886	—	—
Employee postretirement obligations	21	(a)	239	227	63	52
Asset retirement obligations	17		349	225	89	90
Others			1,441	985	484	756
			25,484	21,468	21,626	18,270

Liabilities directly associated with non-current assets held for sale and discontinued operation	6		—	1,050	—	—
			25,484	22,518	21,626	18,270
Non-current liabilities
Derivative financial instruments	24		3,205	3,496	2,954	3,188
Loans and financing	16		66,777	64,819	35,011	32,896
Related parties	31		275	11	34,579	32,013
Employee postretirement obligations	21	(a)	4,852	5,148	454	464
Provisions for litigation	18		3,338	2,989	2,372	2,008
Income taxes Settlement program	19		15,491	15,243	15,174	14,930
Deferred income taxes	20		7,977	7,562	—	—
Asset retirement obligations	17		6,259	5,969	1,973	1,856
Participative stockholders’ debentures	30(b)		4,934	4,159	4,934	4,159
Redeemable noncontrolling interest			624	646	—	—
Gold stream transaction	29		3,556	3,508	—	—
Others			2,968	3,692	2,363	1,940
			120,256	117,242	99,814	93,454
Total liabilities			145,740	139,760	121,440	111,724

Stockholders’ equity	25
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,027,127,718 (in 2013 - 2,108,579,618) issued			29,879	29,475	29,879	29,475
Common stock - 3,600,000,000 no-par-value shares authorized and 3,217,188,402 (in 2013 - 3,256,724,482) issued			47,421	45,525	47,421	45,525
Treasury stock - 59,405,792 (in 2013 - 140,857,692) preferred and 31,535,402 (in 2013 - 71,071,482) common shares			(2,746)	(7,838)	(2,746)	(7,838)
Results from operations with noncontrolling stockholders			(840)	(840)	(840)	(840)
Results on conversion of shares			50	50	50	50
Unrealized fair value gain (losses)			(2,695)	(2,815)	(2,695)	(2,815)
Cumulative translation adjustments			18,183	15,527	18,183	15,527
Retained earnings and revenue reserves			62,953	69,262	62,953	69,262
Total company stockholders’ equity			152,205	148,346	152,205	148,346
Noncontrolling stockholders interests			3,150	3,775	—	—
Total stockholders’ equity			155,355	152,121	152,205	148,346
Total liabilities and stockholders’ equity			301,095	291,881	273,645	260,070

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Income

In millions of Brazilian Reais, except as otherwise stated

		(unaudited)
		Three-month period ended		Nine-month period ended
	Notes	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Continuing operations
Net operating revenue	26	20,630	28,191	65,123	71,526
Cost of goods sold and services rendered	27(a)	(14,810)	(14,292)	(41,548)	(37,332)
Gross profit		5,820	13,899	23,575	34,194

Operating (expenses) income
Selling and administrative expenses	27(b)	(621)	(683)	(1,816)	(2,031)
Research and evaluation expenses		(442)	(461)	(1,141)	(1,123)
Pre operating and stoppage operation		(644)	(1,273)	(1,819)	(2,973)
Other operating expenses, net	27(c)	(398)	(612)	(1,268)	(1,339)
		(2,105)	(3,029)	(6,044)	(7,466)
Impairment of non-current assets		—	—	(1,730)	—
Operating income		3,715	10,870	15,801	26,728

Financial income	28	2,576	921	8,408	3,940
Financial expenses	28	(10,366)	(2,171)	(15,999)	(12,866)
Equity results from associates and joint ventures	12	74	293	1,075	739
Results on sale or disposal of investments from associates and joint ventures		(100)	—	(139)	—
Net income (loss) before income taxes		(4,101)	9,913	9,146	18,541

Income taxes	20
Current tax		138	(3,215)	(3,282)	(5,939)
Deferred tax		612	1,168	(541)	2,207
		750	(2,047)	(3,823)	(3,732)
Net income (loss) from continuing operations		(3,351)	7,866	5,323	14,809
Net income (loss) attributable to noncontrolling interests		30	(112)	(392)	(294)
Net income (loss) attributable to the Company’s stockholders		(3,381)	7,978	5,715	15,103

Discontinued Operations
Loss from discontinued operations		—	(29)	—	(121)
Net loss attributable to the Company’s stockholders		—	(29)	—	(121)

Net income (loss)		(3,351)	7,837	5,323	14,688
Net income (loss) attributable to noncontrolling interests		30	(112)	(392)	(294)
Net income (loss) attributable to the Company’s stockholders		(3,381)	7,949	5,715	14,982

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	25(c)
Preferred share (in Brazilian reais)		(0.66)	1.54	1.11	2.91
Common share (in Brazilian reais)		(0.66)	1.54	1.11	2.91

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Income of Parent Company

In millions of Brazilian Reais, except as otherwise stated

		(unaudited)
		Three-month period ended		Nine-month period ended
	Notes	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Net operating revenue		12,144	17,001	41,878	45,567
Cost of goods sold and services rendered	27(a)	(6,612)	(6,203)	(18,499)	(15,987)
Gross profit		5,532	10,798	23,379	29,580

Operating (expenses) income
Selling and administrative expenses	27(b)	(357)	(400)	(980)	(1,163)
Research and evaluation expenses		(284)	(263)	(664)	(642)
Pre operating and stoppage operation		(121)	(294)	(316)	(823)
Equity results from subsidiaries	12	(2,796)	1,614	(7,480)	660
Other operating expenses, net	27(c)	(56)	(458)	(829)	(813)
		(3,614)	199	(10,269)	(2,781)
Gain (loss) on measurement or sale of non-current assets		—	(131)	—	(131)
Operating income		1,918	10,866	13,110	26,668

Financial income	28	1,923	205	7,238	3,077
Financial expenses	28	(8,250)	(1,809)	(12,910)	(11,535)
Equity results from associates and joint ventures	12	74	293	1,075	739
Results on sale or disposal of investments from associates and joint ventures		(100)	—	(139)	—
Net income (loss) before income taxes		(4,435)	9,555	8,374	18,949

Income taxes	20
Current tax		393	(3,000)	(2,582)	(5,463)
Deferred tax		661	1,394	(77)	1,496
		1,054	(1,606)	(2,659)	(3,967)
Net income (loss) attributable to the Company’s stockholders		(3,381)	7,949	5,715	14,982

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	25(c)
Preferred share (in Brazilian reais)		(0.66)	1.54	1.11	2.91
Common share (in Brazilian reais)		(0.66)	1.54	1.11	2.91

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Comprehensive Income

In millions of Brazilian Reais

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income (loss)	(3,351)	7,837	5,323	14,688
Other comprehensive income
Item that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the period	10	210	248	(118)
Effect of taxes	(8)	(70)	(54)	54
Equity results from associates and joint ventures, net taxes	—	—	3	—
	2	140	197	(64)
Total items that will not be reclassified subsequently to income	2	140	197	(64)

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	8,250	516	2,778	5,905

Unrealized loss on available-for-sale investments
Gross balance for the period	(8)	113	(8)	(469)
Transfer results realized to the net income	8	—	8	—
	—	113	—	(469)
Cash flow hedge
Gross balance for the period	(127)	141	18	(97)
Effect of taxes	4	(17)	(4)	14
Equity results from associates and joint ventures, net taxes	5	2	11	(3)
Transfer of realized results to income, net of taxes	(27)	(48)	(98)	(49)
	(145)	78	(73)	(135)
Total items that will be reclassified subsequently to income	8,105	707	2,705	5,301
Total comprehensive income	4,756	8,684	8,225	19,925
Comprehensive income attributable to noncontrolling interests	347	(109)	(266)	(116)
Comprehensive income attributable to the Company’s stockholders	4,409	8,793	8,491	20,041

	Parent company (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income (loss)	(3,381)	7,949	5,715	14,982
Other comprehensive income
Item that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the period	(62)	(27)	(189)	(492)
Effect of taxes	21	9	64	166
Equity results from entities, net taxes	43	158	322	262
	2	140	197	(64)
Total items that will not be reclassified subsequently to income	2	140	197	(64)

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	7,933	513	2,652	5,727

Unrealized loss on available-for-sale investments
Equity results from entities, net taxes	—	113	—	(469)

Cash flow hedge
Equity results from entities, net taxes	(145)	78	(73)	(146)
Transfer of realized results to income, net of taxes	—	—	—	11
	(145)	78	(73)	(135)
Total items that will be reclassified subsequently to income	7,788	704	2,579	5,123
Total comprehensive income	4,409	8,793	8,491	20,041

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Changes in Stockholders’ Equity

In millions of Brazilian Reais

	Nine-month period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2012	75,000	50	(840)	78,450	(7,838)	(4,176)	9,002	16	149,664	3,245	152,909
Net income	—	—	—	—	—	—	—	14,982	14,982	(294)	14,688
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(64)	—	—	(64)	—	(64)
Cash flow hedge	—	—	—	—	—	(135)	—	—	(135)	—	(135)
Unrealized fair value results	—	—	—	—	—	(469)	—	—	(469)	—	(469)
Translation adjustments	—	—	—	—	—	(250)	5,977	—	5,727	178	5,905
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	13	13
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	125	125
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(132)	(132)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	(4,453)	(4,453)	—	(4,453)
September 30, 2013 (unaudited)	75,000	50	(840)	78,450	(7,838)	(5,094)	14,979	10,545	165,252	3,135	168,387

December 31, 2013	75,000	50	(840)	69,262	(7,838)	(2,815)	15,527	—	148,346	3,775	152,121
Net income	—	—	—	—	—	—	—	5,715	5,715	(392)	5,323
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	197	—	—	197	—	197
Cash flow hedge	—	—	—	—	—	(73)	—	—	(73)	—	(73)
Translation adjustments	—	—	—	—	—	(4)	2,656	—	2,652	126	2,778
Contribution and distribution to stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(553)	(553)
Capitalization of reserves	2,300	—	—	(2,300)	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	209	209
Cancellation of treasury stock	—	—	—	(5,092)	5,092	—	—	—	—	—	—
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(15)	(15)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	(4,632)	(4,632)	—	(4,632)
September 30, 2014 (unaudited)	77,300	50	(840)	61,870	(2,746)	(2,695)	18,183	1,083	152,205	3,150	155,355

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Cash Flow

In millions of Brazilian Reais

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Cash flow from continuing operating activities:
Net income (loss) from continuing operations	(3,351)	7,866	5,323	14,809
Adjustments to reconcile net income with cash from continuing operations
Equity results from associates and joint ventures	(74)	(293)	(1,075)	(739)
Results on sale or disposal of investments from associates and joint ventures entities	100	—	139	—
Loss on disposal of property, plant and equipment	89	66	783	306
Impairment on non-current assets	—	—	1,730	—
Depreciation, amortization and depletion	2,548	2,294	6,949	6,456
Deferred income taxes	(612)	(1,168)	541	(2,207)
Foreign exchange and indexation, net	2,002	217	980	967
Unrealized derivative losses, net	2,001	(289)	914	1,879
Participative stockholders’ debentures	201	249	848	765
Other	424	186	1,221	236
Decrease (increase) in assets:
Accounts receivable	1,474	(1,290)	5,024	1,600
Inventories	262	(336)	(1,485)	(117)
Recoverable taxes	(975)	44	1,728	(182)
Other	147	(5)	419	250
Increase (decrease) in liabilities:
Suppliers and contractors	991	168	1,157	(47)
Payroll and related charges	586	577	(377)	(307)
Taxes and contributions	(477)	1,883	(526)	2,027
Gold stream transaction	—	—	—	2,899
Other	1,326	(340)	739	(811)
Net cash provided by operating activities from continuing operations	6,662	9,829	25,032	27,784
Net cash provided by operating activities from discontinued operations	—	550	—	482
Net cash provided by operating activities	6,662	10,379	25,032	28,266

Cash flow from continuing investing activities:
Short-term investments	(983)	642	(980)	324
Loans and advances	635	3	751	(131)
Guarantees and deposits	(129)	(73)	(241)	(159)
Additions to investments	(51)	(138)	(507)	(724)
Additions to property, plant and equipment and intangible assets	(5,893)	(7,871)	(17,573)	(20,251)
Dividends and interest on capital received from associates and joint ventures	591	137	1,081	691
Proceeds from disposal of fixed assets\ Investments	2,000	—	2,709	190
Proceeds from Gold stream transaction	—	—	—	1,161
Net cash used in investing activities from continuing operations	(3,830)	(7,300)	(14,760)	(18,899)
Net cash used in investing activities from discontinued operations	—	(370)	—	(1,282)
Net cash used in investing activities	(3,830)	(7,670)	(14,760)	(20,181)

Cash flow from continuing financing activities:
Loans and financing
Additions	1,891	398	3,464	2,569
Repayments	(1,451)	(1,068)	(2,677)	(3,202)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	—	—	(4,632)	(4,453)
Dividends and interest on capital attributed to noncontrolling interest	(24)	—	(24)	(23)
Net cash provided by (used in) financing activities from continuing operations	416	(670)	(3,869)	(5,109)
Net cash provided by financing activities from discontinued operations	—	—	—	182
Net cash provided by (used in) financing activities	416	(670)	(3,869)	(4,927)

Increase in cash and cash equivalents	3,248	2,039	6,403	3,158
Cash and cash equivalents of beginning of the period	15,560	13,126	12,465	11,918
Effect of exchange rate changes on cash and cash equivalents	511	714	451	803
Cash and cash equivalents at end of the period	19,319	15,879	19,319	15,879
Cash paid during the period for (i):
Interest on loans and financing	(920)	(826)	(2,758)	(2,436)
Income taxes	(187)	(950)	(713)	(3,368)
Income taxes - Settlement program	(294)	—	(860)	—
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	488	132	901	451

(i) Amounts paid are classified as cash flows from operating activities

Condensed Statement of Cash Flow

In millions of Brazilian Reais

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Cash flow from operating activities:
Net income from continuing operations	5,715	14,982
Adjustments to reconcile net income with cash from continuing operations
Equity results from entities	6,405	(1,399)
Loss on measurement or sales of non-current assets	—	131
Results on sale or disposal of investments from associates and joint ventures entities	139	—
Loss on disposal of property, plant and equipment	158	317
Depreciation, amortization and depletion	2,577	1,963
Deferred income taxes	77	(1,496)
Foreign exchange and indexation, net	2,643	4,109
Unrealized derivative losses, net	485	1,803
Dividends and interest on capital received from subsidiaries	19	1,072
Participative stockholders’ debentures	848	750
Other	1,959	324
Decrease (increase) in assets:
Accounts receivable	(13,711)	(612)
Inventories	19	296
Recoverable taxes	1,478	137
Other	197	222
Increase (decrease) in liabilities:
Suppliers and contractors	1,566	(529)
Payroll and related charges	(252)	(213)
Taxes and contributions	(543)	1,605
Other	1	(802)
Net cash provided by operating activities	9,780	22,660

Cash flow from investing activities:
Short-term investments	8	26
Loans and advances	652	(96)
Guarantees and deposits	(214)	(167)
Additions to investments	(2,130)	(4,836)
Additions to property, plant and equipment and intangible assets	(10,349)	(10,753)
Dividends and interest on capital received from associates and joint ventures	1,039	451
Proceeds from disposal of fixed assets\ Investments	2,709	—
Net cash used in investing activities	(8,285)	(15,375)
Cash flow from continuing financing activities:
Loans and financing
Additions	7,426	2,749
Repayments	(4,023)	(4,415)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(4,632)	(4,453)
Net cash used in financing activities	(1,229)	(6,119)

Increase in cash and cash equivalents	266	1,166
Cash and cash equivalents of beginning of the period	3,635	688
Cash and cash equivalents at end of the period	3,901	1,854
Cash paid during the period for (i):
Interest on loans and financing	(2,116)	(1,986)
Income taxes	(60)	(2,770)
Income taxes - Settlement program	(842)	—
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	462	19
Dividends received	181	—

(i) Amounts paid are classified as cash flows from operating activities

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Added Value

In millions of Brazilian Reais

	Nine-month period ended (unaudited)
	Consolidated		Parent Company
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Generation of added value from continued operations
Gross revenue
Revenue from products and services	66,366	72,730	42,537	46,455
Gain (loss) on sale of assets	(139)	—	(139)	—
Other revenue	372	1,446	226	521
Revenue from the construction of own assets	17,573	13,369	10,349	7,052
Allowance for doubtful accounts	(48)	(31)	23	(5)
Less:
Acquisition of products	(2,852)	(2,077)	(813)	(591)
Outsourced services	(21,801)	(10,609)	(13,552)	(6,057)
Materials	(7,133)	(11,056)	(3,722)	(3,282)
Oil and gas	(2,960)	(2,849)	(1,898)	(1,716)
Energy	(1,049)	(1,018)	(519)	(531)
Freight	(5,621)	(4,612)	—	—
Impairment of non-current assets	(1,730)	—	—	—
Gain (loss) on measurement or sale of non-current assets	—	—	—	(131)
Other costs and expenses	(4,836)	(7,669)	(428)	(3,719)
Gross added value	36,142	47,624	32,064	37,996
Depreciation, amortization and depletion	(6,949)	(6,456)	(2,577)	(1,963)
Net added value	29,193	41,168	29,487	36,033

Received from third parties
Equity results	1,075	739	(6,405)	1,399
Financial income	1,039	1,276	740	548
Monetary and exchange variation of assets	1,156	983	1,664	1,016
Total added value to be distributed from continued operations	32,463	44,166	25,486	38,996
Added value to be distributed from discontinued operations	—	843	—	—
Total added value to be distributed	32,463	45,009	25,486	38,996

Personnel	6,780	6,043	3,444	2,800
Taxes, rates and contribution	6,090	7,933	5,092	6,909
Current income tax	3,282	5,939	2,582	5,463
Deferred income tax	541	(2,207)	77	(1,496)
Financial expense (includes capitalized interest)	6,070	5,847	4,571	4,516
Monetary and exchange variation of liabilities	3,362	5,338	2,672	4,969
Other remunerations of third party funds	1,015	464	1,333	853
Net income from continued operations attributable to controlling interest	5,715	15,103	5,715	14,982
Net loss attributable to noncontrolling interest	(392)	(294)	—	—
Distribution of added value from continued operations	32,463	44,166	25,486	38,996
Distribution of added value from discontinued operations	—	843	—	—
Distribution of added value	32,463	45,009	25,486	38,996

The accompanying selected notes are an integral part of these interim financial statements.

Selected Notes to Condensed Consolidated Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.                                     Operational Context

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the Brazilian (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”) stock exchanges.

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group”, “Company” or “we”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in Note 26.

2.                                      Summary of the Main Accounting Practices and Accounting Estimates

a)                                     Basis of presentation

The consolidated condensed financial statements of the Company (“Interim Financial Statements”) have been prepared in accordance with IAS 34 of International Financial Reporting Standards (“IFRS”), related to CPC 21 issued by the Brazilian Accountant Pronouncements Committee (“CPC”) and approved by the Brazilian Securities Exchange Commission (“CVM”) and Brazilian Federal Accounting Council (“CFC”).

The individual interim financial statements of the Parent Company (“individual financial statements”) has been prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”) issued by CPC and approved by CVM and CFC, and they are disclosed with the consolidated interim financial statements.

The condensed consolidated interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trade financial instruments measured at fair value through the Statement of Income and also available for sale financial instruments measured at fair value through the Statement of Comprehensive Income; and (ii) the impairment loss.

These condensed consolidated interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented on the financial statements for the year ended December 31, 2013, except as otherwise disclosed. These condensed consolidated interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2013.

We evaluated subsequent events through October 27, 2014, which was the date when the condensed consolidated interim financial statement were approved by the Executive officers.

b)                                     Functional currency and presentation currency

The condensed consolidated interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these condensed consolidated financial statements are presented in Brazilian Real.

Operations in other currencies are translated into the functional currency of each entity using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the Statement of Income as financial expense or income. The exceptions are transactions for which gains and losses are recognized in the Statement of Comprehensive Income.

Statement of Income and Balance Sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders’ equity (except components described in item (iii)) for each Balance Sheet presented are translated at the closing rate at the Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the dates of each transaction. All resulting exchange differences are recognized in a separate component of the Statement of Comprehensive Income, the “Cumulative Translation Adjustment” account, and subsequently transferred to the Statement of Income when the assets are realized.

The exchange rates of the major currencies that impact our operations against the functional currency were:

	Exchange rates used for conversions in Brazilian Reais
	Exchange rate on		Average rate for the nine-months period ended
	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2013
	(unaudited)		(unaudited)	(unaudited)
US Dollar - US$	2.4510	2.3426	2.2893	2.1222
Canadian Dollar - CAD	2.1870	2.2031	2.0933	2.0715
Australian Dollar - AUD	2.1409	2.0941	2.1016	2.0733
Euro - EUR or €	3.0954	3.2265	3.1010	2.7956

3.                                      Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the financial statements for the year ended December 31, 2013, with the exception of the following standards and interpretations adopted in 2014 (as described in Note 4).

4.                                      Accounting Standards

a)                                     Standards, interpretations or amendments issued by the IASB and effective from January 1, 2014

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting does not terminate or expire a derivative financial instrument replaces their original counterparty to become the new counterparty to each of the parties as consequence of law or regulation. This standard had no material effect on these financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation about the recognition of a government imposition (levies). We adopted this standard beginning January 1, 2014. This standard had no material effect on these financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Asset that clarifies the IASB intention about the disclosure of non financial assets impairment. This standard has no material effect on these financial statements.

b)                                     Standards, interpretations or amendments issued by the IASB in the period and effective after January 1, 2014

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - In September 2014 the IASB issued narrow-scope amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The adoption of the amendment will be required from January 1, 2016 and we are analyzing potential impacts regarding this update on our financial statements

Equity Method in Separate Financial Statements - In August 2014 the IASB issued an amendment to IAS 27, which allows an entity to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The IASB clarifies that the changes will help some jurisdictions to register in their separate IFRS financial statements, reducing compliance costs without reducing the information available to investors. The adoption will be required for annual periods beginning from January 1, 2016 with retrospective application. The Vale group already uses in its individual financial statements the equity method of accounting to record investments in subsidiaries, joint ventures and associates.

Accounting for Acquisitions of Interests in Joint Operations — In May 2014 the IASB issued an amendment to IFRS 11 - Joint Arrangements, to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The adoption of the amendment will be required from January 1, 2016 and we are analyzing potential impacts regarding this update on our financial statements.

Clarification of Acceptable Methods of Depreciation and Amortization — In May 2014 the IASB issued an amendment to IAS 16 - Property, Plant and Equipment and IAS 38 - Intangible Assets, established the pattern of consumption of an asset´s expected future economic benefits as acceptable methods of depreciation and amortization of assets. The IASB clarifies that the use of methods based on revenues to calculate depreciation of an asset and also to measure the consumption of the economic benefits embodied in an intangible asset, are not appropriate. The adoption of the amendment will be required from January 1, 2016 and we are analyzing potential impacts regarding this update on our financial statements.

IFRS 15 Revenue from Contracts with Customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2017 and is worth analyzing potential impacts regarding this pronouncement on our financial statements.

5.                                      Risk Management

During the period there was no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2013.

6.                                      Non-current assets and liabilities held for sale and discontinued operations

Described below assets and liabilities held for sale and discontinued operations reclassified during the period:

	Consolidated
	September 30, 2014 (unaudited)	December 31, 2013
	Energy	General Cargo - Logistic	Energy	Total
Assets held for sale and discontinued operation
Accounts receivable	—	330	—	330
Other current assets	—	634	—	634
Investments	214	—	186	186
Intangible, net	—	3,951	—	3,951
Property, plant and equipment, net	1,280	2,406	1,315	3,721
Total assets	1,494	7,321	1,501	8,822

Liabilities associated with assets held for sale and discontinued operation
Suppliers and contractors	—	198	—	198
Payroll and related charges	—	144	—	144
Other current liabilities	—	262	—	262
Other non-current liabilities	—	446	—	446
Total liabilities	—	1,050	—	1,050
Assets and liabilities from discontinued operation	1,494	6,271	1,501	7,772

Energy Generation Assets

In December 2013, the company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”),  as follow : (i) to sell 49% of its stakes of 9% in over Norte Energia S.A.(“Norte Energia”), the company in charge of the construction, operation and exploration of the Belo Monte Hydroelectric (“Belo Monte”) facility, and (ii) to create a joint venture named Aliança Geração de Energia S/A (“Aliança”) to be constituted by Vale and CEMIG GT through contribution of the holdings to the following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% of the new company, which will supply energy to Vale operations, previously guaranteed by its own generation plant, ensured by a long-term contract.

The operation above is still pending of approval from Brazilian Electricity Regulatory Agency (“Agência Nacional de Energia Elétrica” or “ANEEL”). The assets were transferred to assets held for sale with no impact in the Statement of Income.

7.                                      Acquisitions and Divestitures

a)                                     Vale Florestar

Vale signed an agreement with a subsidiary of Suzano Papel e Celulose S.A (“Suzano”), a Company that produces eucalyptus pulp, for the sale of this entire stake in Vale Florestar Fundo de Investimento em Participações (“FIP Vale Florestar”) for R$205. The approval of this transaction by the Conselho Administrativo de Defesa Econômica (“CADE”) was in july, 2014.

The loss of this transaction, of R$68 was recorded in the statement of income in the line “Results on sale or disposal of investments from associates and joint ventures”.

b)                                     General Cargo Logistic

At the end of 2013, Vale entered to an agreement to dispose of control over its subsidiary VLI S.A. (“VLI”), which aggregates all operations of the General Cargo logistic segment. As a consequence, on beginning of January 1, 2014, the investment in VLI has been accounted as an investment in associate (Note 12).

In April 2014, Vale finalized the sale of its 35.9% of its stake in VLI capital to Mitsui & Co., Ltd and to Fundo de Investimento do Fundo de Garantia de Tempo de Serviço (“FGTS”) for the amount of R$2,709 of, which R$2,000 was settled through capital contribution directly in VLI.

In August 2014, Vale completed the transaction of sale of 26.5% of its stake VLI to a fund of Brookfield Asset Management Inc. (“Brookfield”) for R$2,000. As a result of the completion of this transaction, Vale now holds 37.6% of VLI’s total stockholder’s equity.

8.                                      Cash and Cash Equivalents

	Consolidated		Parent Company
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Cash and bank accounts	7,021	3,649	23	28
Short-term investments	12,298	8,816	3,879	3,607
	19,319	12,465	3,902	3,635

Cash and cash equivalents includes cash, immediately redeemable deposits net and short-term investments with an insignificant risk of changes in value and readily convertible to cash, part in Brazilian Real, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”)  and part denominated in US Dollar, mainly time deposits.

9.                                      Accounts Receivables

	Consolidated		Parent Company
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Denominated in Reais “Brazilian Reais”	1,855	1,193	1,324	1,275
Denominated in other currencies, mainly US$	6,611	12,375	26,613	12,984
	8,466	13,568	27,937	14,259

Allowance for credit losses	(234)	(208)	(69)	(92)
	8,232	13,360	27,868	14,167

In consolidated the accounts receivable related to the steel sector represented 62,80% and 79.70%, of total receivable on September 30, 2014 and December 31, 2013, respectively. In the parent company the steel sector represents on September 30, 2014 and December 31, 2013, 92,95% and 91.77% of the accounts receivable, respectively.

No individual customer represents over 10% of receivables or revenues.

The estimated losses related to accounts receivable recorded in the consolidated statements of Income in three-month period ended on September 30, 2014 and September 30, 2013 totaled R$5 and R$41 and Nine-month period ended totaled R$48 and R$31, respectively. Write-offs in three-month period ended at September 30, 2014 and September 30, 2013 totaled R$5 and R$4 and Nine-month period ended totaled R$57 and R$62, respectively.

10.                               Inventory

Inventories are comprised as follows:

	Consolidated		Parent Company
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Inventories of products
Bulk Material
Iron ore	3,056	1,513	1,861	1,574
Pellets	308	206	278	162
Manganese and ferroalloys	216	177	33	—
	3,580	1,896	2,172	1,736
Coal	592	746	—	—
	4,172	2,642	2,172	1,736
Base Metals
Nickel and other products	3,642	3,276	340	351
Copper	122	53	—	23
	3,764	3,329	340	374

Fertilizers
Potash	17	19	—	—
Phosphates	635	734	—	—
Nitrogen	43	45	—	—
	695	798	—	—

Other products	23	15	3	4
Total inventories of products	8,654	6,784	2,515	2,114

Inventory of material supplies	3,175	2,878	1,277	1,173
Total	11,829	9,662	3,792	3,287

On September 30, 2014 and December 31, 2013 the balances included a provision to adjust inventories to market value for nickel, in the amount of R$0 and R$28, respectively; and manganese in the amount of R$2 and R$2, respectively; and coal in the amount of R$413 and R$228, respectively.

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Inventories of products
Balance at beginning of the period	7,897	8,343	6,784	7,351
Production/acquisition	13,207	10,846	37,979	31,233
Transfer from inventory of materials supplies	1,822	2,409	5,556	6,302
Cost of goods sold	(14,810)	(14,292)	(41,548)	(37,332)
Provision/ reversal of the disposal of lower cost or market value adjustment (a)	(85)	—	(415)	(248)
Translation adjustments	623	—	298	—
Balance at end of the period	8,654	7,306	8,654	7,306

(a) Includes provision for market value adjustments

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Inventories of products
Balance at beginning of the period	2,114	2,080
Production/acquisition	16,145	13,596
Transfer from inventory of materials supplies	2,755	2,555
Cost of goods sold	(18,499)	(15,987)
Balance at end of the period	2,515	2,244

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Inventories of materials supplies
Balance at beginning of the period	3,084	2,849	2,878	2,969
Acquisition	1,831	2,425	5,766	6,198
Transfer to inventories of products	(1,822)	(2,409)	(5,556)	(6,302)
Translation adjustments	82	—	87	—
Balance at ended of the period	3,175	2,865	3,175	2,865

	Parent Company
	Nine-month period ended
	September 30, 2014	September 30, 2013
Inventories of materials supplies
Balance at begining of the period	1,173	1,202
Acquisition	2,859	2,627
Transfer to inventories of products	(2,755)	(2,555)
Balance at ended of the period	1,277	1,274

11.                               Recoverable Taxes

	Consolidated		Parent Company
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Value-added tax	3,282	2,643	1,613	1,348
Brazilian Federal Contributions (PIS - COFINS)	2,058	1,594	1,480	1,156
Others	121	129	54	49
Total	5,461	4,366	3,147	2,553

Current	4,500	3,698	2,578	2,295
Non-current	961	668	569	258
Total	5,461	4,366	3,147	2,553

12.                               Investments

The changes of investments in subsidiaries, associates and joint ventures are as follow:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Balance on beginning of the period	11,251	8,417	8,397	13,044
Additions	40	138	477	725
Disposals	(71)	—	(71)
Cumulative translation adjustment	176	75	80	(81)
Equity results	74	293	1,075	739
Equity on other comprehensive income	3	2	6	(408)
Dividends declared	(25)	(90)	(1,321)	(1,274)
Transfer- Control acquisition	—	—	181	—
Transfer to held for sale/ financial instruments - investments (a)	(28)	—	(244)	(3,910)
Transfers from held for sale (b)	—	—	2,840	—
Balance on ended of the period	11,420	8,835	11,420	8,835

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Balance on beginning of the period	123,370	121,629
Additions	2,102	4,836
Disposals	(71)	—
Cumulative translation adjustment	2,745	5,118
Equity results	(6,405)	1,399
Equity on other comprehensive income	198	(368)
Dividends declared	(1,819)	(2,033)
Transfer to held for sale (a)	(244)	(5,189)
Transfers from held for sale (b)	2,840	—
Balance on ended of the period	122,716	125,392

(a)         Consolidated transfers to held for sale refers to investments in Vale Florestar R$244 in 2014 and investments in Hydro R$3.910 in 2013 and the Parent Company transfers refers to investments in Vale Florestar R$244 in 2014 and VLI R$5.189 in 2013.

(b)         Consolidated transfers from held for sale refers to investments in VLI R$2.840

Investments (Continued)

					Investments		Equity results (unaudited)				Received dividends (unaudited)
					As of		Three-month period ended		Nine-month period ended		Nine-month period ended
	Location	Principal activity	% ownership	% voting capital	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
					(unaudited)
Entities
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	Brazil	Steel	100.00	100.00	328	321	—	(1)	—	(5)	—	—
Biopalma da Amazônia S.A. (a)	Brazil	Energy	70.00	70.00	730	559	(110)	(53)	(148)	(153)	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	Brazil	Iron ore	100.00	100.00	419	377	65	88	222	176	181	264
Compañia Minera Miski Mayo S.A.C (a)	Peru	Fertilizers	40.00	51.00	491	493	(12)	22	(23)	22	—	81
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and Manganese	100.00	100.00	1,255	1,306	92	154	274	225	—	279
Minerações Brasileiras Reunidas S.A. - MBR (b)	Brazil	Iron ore	98.32	98.32	4,834	4,500	86	103	74	182	—	341
Potasio Rio Colorado S.A. (a)	Argentina	Fertilizers	100.00	100.00	1,500	1,530	(6)	(511)	(23)	(679)	—	—
Salobo Metais S.A. (a)	Brazil	Copper	100.00	100.00	7,564	7,120	19	(19)	155	(38)	—	—
Sociedad Contractual Minera Tres Valles (c)	Chile	Copper	—	—	—	—	—	(19)	—	(70)	—	—
Tecnored Desenvolvimento Tecnológico S.A. (a) (i)	Brazil	Iron ore	100.00	100.00	96	—	(20)	—	(43)	—	—	—
Vale International Holdings GMBH (b)	Austria	Holding and research	100.00	100.00	8,855	14,026	(593)	63	(2,093)	(117)	—	—
Vale Canada Holdings	Canada	Holding	100.00	100.00	4,504	1,075	(7)	(2)	(14)	(10)	—	—
Vale Canada Limited (b)	Canada	Nickel	100.00	100.00	16,981	19,312	138	(659)	(28)	(1,049)	—	—
Vale Fertilizantes S.A. (antiga Mineração Naque S.A.) (a) (b)	Brazil	Fertilizers	100.00	100.00	13,913	13,751	(55)	6	(155)	(23)	—	—
Vale International S.A. (b)	Switzerland	Trading and holding	100.00	100.00	23,658	29,058	(2,394)	2,482	(5,593)	2,587	—	—
Vale Malaysia Minerals	Malaysia	Iron ore	100.00	100.00	2,953	2,321	(21)	(15)	(31)	(37)	—	—
Vale Manganês S.A.	Brazil	Manganese and Ferroalloys	100.00	100.00	660	665	5	(22)	(5)	(142)	—	—
Vale Mina do Azul S.A.	Brazil	Manganese	100.00	100.00	338	351	8	64	31	104	19	—
Vale Moçambique	Mozambique	Coal	100.00	100.00	13,472	10,060	(111)	(253)	(235)	23	—	—
Vale Shipping Holding Pte. Ltd.	Singapore	Logistic of iron ore	100.00	100.00	7,172	6,482	77	101	249	294	—	—
VLI S.A. (g)	Brazil	General Cargo Logistics	—	—	—	—	—	46	—	(55)	—	—
Others					1,573	1,666	43	39	(94)	(575)	—	71
					111,296	114,973	(2,796)	1,614	(7,480)	660	200	1,036
Joint Ventures
California Steel Industries, INC	USA	Steel	50.00	50.00	464	425	6	9	24	30	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Pellets	50.00	50.00	223	213	14	12	50	21	19	36
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (f)	Brazil	Pellets	50.89	51.00	199	196	12	1	29	(3)	25	20
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (f)	Brazil	Pellets	50.90	51.00	163	145	13	7	31	6	13	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (f)	Brazil	Pellets	51.00	51.11	419	372	51	5	129	14	63	51
Companhia Siderúrgica do Pecém - CSP (h)	Brazil	Steel	50.00	50.00	1,909	1,608	(98)	(3)	(117)	(10)	—	—
MRS Logística S.A. (d)	Brazil	Iron ore	47.59	46.75	1,350	1,322	44	74	125	147	54	46
Norte Energia S.A.	Brazil	Energy	4.59	4.59	222	193	(1)	(1)	(3)	(3)	—	—
Samarco Mineração S.A. (e)	Brazil	Pellets	50.00	50.00	875	1,023	71	328	876	793	906	331
Others					107	109	7	1	7	2	1	2
					5,931	5,606	119	433	1,151	997	1,081	486
Direct and indirect associate
Henan Longyu Energy Resources Co., Ltd.	China	Coal	25.00	25.00	936	835	18	34	65	77	—	90
Logística Intermodal S.A. - LOG-IN (c)	Brazil	Logistics	—	—	—	—	—	(12)	—	(5)	—	—
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Bauxite	40.00	40.00	248	259	(8)	9	10	14	—	—
Teal Minerals Incorporated	Zambia	Copper	50.00	50.00	500	535	(29)	(20)	(56)	(33)	—	—
Tecnored Desenvolvimento Tecnológico S.A. (a) (i)	Brazil	Iron ore	—	—	—	91	—	(5)	(3)	(15)	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd - CSA	Brazil	Steel	26.87	26.87	644	752	(47)	(134)	(111)	(245)	—	—
VLI S.A. (g)	Brazil	General Cargo Logistics	37.61	37.61	2,909		30	—	72	—	—	—
Zhuhai YPM Pellet Co	China	Pellets	25.00	25.00	55	58	—	—	—	1	—	—
Others					197	261	(9)	(12)	(53)	(52)	—	115
					5,489	2,791	(45)	(140)	(76)	(258)	—	205
Total of associates and joint ventures					11,420	8,397	74	293	1,075	739	1,081	691
Total					122,716	123,370	(2,722)	1,907	(6,405)	1,399	1,281	1,727

(a) Investment balance includes the amounts of advances for future capital increase;

(b) Stockholder’s equity is excluded of other investments presented in the table.

(c) Company sold in December 2013;

(d) Main data of MRS in 2014: Total Assets R$7.095, Liabilities R4.258, Operational results R$542, Financial results R(116), Income taxes R$(146);

(e) Main data of Samarco in 2014: total Assets R$15.494, Liabilities R$13.744, Operational results R$2.710, Financial results R$(549), Income taxes R$(409);

(f) Although Vale held majority of the voting interest of investees accounted for under the equity method, we do not consolidate due to existing veto rights held by noncontrolling shareholders prevents consolidation;

(g) Considering the updated interest after the transaction conclusion and the respective shareholders agreement, as described in Note 7b;

(h) Pre-operational stage, and

(i) Consolidated since March 2014.

Dividends received by the Parent Company during the Nine-month period ended on September 30, 2014 and September 30, 2013 were R$1,239 and R$1,523, respectively.

13.                               Intangible Assets

	Consolidated
	September 30, 2014 (unaudited)			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,693	—	9,693	9,698	—	9,698
Finite useful life
Concessions and subconcessions	8,217	(3,087)	5,130	7,259	(2,793)	4,466
Right of use	1,179	(626)	553	769	(175)	594
Others	3,565	(2,025)	1,540	3,033	(1,695)	1,338
	12,961	(5,738)	7,223	11,061	(4,663)	6,398
Total	22,654	(5,738)	16,916	20,759	(4,663)	16,096

	Parent Company
	September 30, 2014 (unaudited)			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,693	—	9,693	9,698	—	9,698

Finite useful life
Concessions and subconcessions	8,217	(3,087)	5,130	7,259	(2,793)	4,466
Right of use	223	(93)	130	223	(89)	134
Others	3,565	(2,025)	1,540	3,033	(1,695)	1,338
	12,005	(5,205)	6,800	10,515	(4,577)	5,938
Total	21,698	(5,205)	16,493	20,213	(4,577)	15,636

Rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares) and intangible assets identified in business combination of Vale Canada Limited (“Vale Canada”). The amortization of the right of use will expire in 2037 and Vale Canada’s intangible will end in September 2046. The concessions and sub-concessions refer to the agreements with the Brazilian government for the exploration and the development of ports and railways.

The table below shows the changes of intangible assets during the period:

	Consolidated
	Three-month period ended (unaudited)
	Goodwill	Concessions and Subconcessions	Right of use	Others	Total
Balance on June 30, 2013	9,578	8,042	611	1,146	19,377
Addition	—	119	—	301	420
Disposals	—	(11)	—	—	(11)
Amortization	—	(99)	(18)	(77)	(194)
Translation adjustment of the period	44	—	11	—	55
Net effect of discontinued operation in the period	—	73	—	—	73
Transfers to held for sale	—	(3,818)	—	—	(3,818)
Balance on September 30, 2013	9,622	4,306	604	1,370	15,902

Balance on June 30, 2014	9,439	4,721	532	1,194	15,886
Addition	—	520	—	522	1,042
Disposals	—	(3)	—	—	(3)
Amortization	—	(108)	(19)	(176)	(303)
Translation adjustment of the period	254	—	40	—	294
Transfers to held for sale	—	—	—	—	—
Balance on September 30, 2014	9,693	5,130	553	1,540	16,916

	Consolidated (unaudited)
	Nine-month period ended
	Goodwill	Concessions and Subconcessions	Right of use	Others	Total
Balance on December 31, 2012	9,407	7,674	619	1,122	18,822
Addition	—	618	—	461	1,079
Disposals	—	(21)	—	(4)	(25)
Amortization	—	(286)	(40)	(209)	(535)
Translation adjustment	215	—	25	—	240
Net effect of year from discontinued operations	—	139	—	—	139
Transfers to held for sale	—	(3,818)	—	—	(3,818)
Balance on September 30, 2013 (unaudited)	9,622	4,306	604	1,370	15,902

Balance on December 31, 2013	9,698	4,466	594	1,338	16,096
Addition	—	1,125	—	534	1,659
Disposals	—	(11)	—	—	(11)
Amortization	—	(450)	(51)	(332)	(833)
Translation adjustment	(5)	—	10	—	5
Balance on September 30, 2014 (unaudited)	9,693	5,130	553	1,540	16,916

	Parent Company
	Nine-month period ended
	Goodwill	Concessions and Subconcessions	Right of use	Others	Total
Balance on December 31, 2012	9,407	3,996	139	1,122	14,664
Addition	—	619	—	461	1,080
Disposals	—	(20)	—	(4)	(24)
Amortization	—	(289)	(4)	(209)	(502)
Translation adjustment	215	—	—	—	215
Balance on September 30, 2013 (unaudited)	9,622	4,306	135	1,370	15,433

Balance on December 31, 2013	9,698	4,466	134	1,338	15,636
Addition	—	1,125	—	534	1,659
Disposals	—	(11)	—	—	(11)
Amortization	—	(450)	(4)	(332)	(786)
Translation adjustment	(5)	—	—	—	(5)
Balance on September 30, 2014 (unaudited)	9,693	5,130	130	1,540	16,493

14.                               Property, plant and equipment

	Consolidated
	September 30, 2014 (unaudited)			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	2,667	—	2,667	2,215	—	2,215
Buildings	27,177	(6,058)	21,119	23,228	(4,992)	18,236
Facilities	41,562	(12,565)	28,997	36,683	(11,061)	25,622
Computer equipment	1,341	(908)	433	1,592	(1,163)	429
Mineral properties	49,645	(14,119)	35,526	50,608	(12,479)	38,129
Others	70,210	(21,926)	48,284	63,600	(19,698)	43,902
Construction in progress	62,402	—	62,402	62,775	—	62,775
	255,004	(55,576)	199,428	240,701	(49,393)	191,308

	Parent Company
	September 30, 2014 (unaudited)			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,421	—	1,421	1,322	—	1,322
Buildings	13,058	(1,981)	11,077	11,167	(1,718)	9,449
Facilities	23,001	(5,129)	17,872	18,884	(4,534)	14,350
Computer equipment	654	(498)	156	695	(512)	183
Mineral properties	2,906	(785)	2,121	3,188	(822)	2,366
Others	25,521	(9,413)	16,108	22,953	(8,815)	14,138
Construction in progress	28,613	—	28,613	28,897	—	28,897
	95,174	(17,806)	77,368	87,106	(16,401)	70,705

	Consolidated
	Three-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance on June 30, 2013	2,043	14,037	24,389	447	37,495	40,007	67,845	186,263
Acquisitions (i)	—	—	—	—	—	—	7,583	7,583
Disposals	—	—	(8)	—	—	(9)	(43)	(60)
Depreciation and amortization	—	(144)	(548)	(42)	(523)	(829)	—	(2,086)
Translation adjustment	(3)	12	63	1	639	35	(471)	276
Transfers	(41)	1,578	3,053	35	17	2,439	(7,081)	—
Net effect of discontinued operation in the period	20	—	—	1	—	81	(75)	27
Transfers to held for sale	—	(102)	(18)	(13)	(7)	(1,971)	(215)	(2,326)
Balance on September 30, 2013	2,019	15,381	26,931	429	37,621	39,753	67,543	189,677

Balance on June 30, 2014	2,561	18,207	27,294	458	36,006	43,448	60,358	188,332
Acquisitions (i)	—	—	—	—	—	—	5,339	5,339
Disposals	(1)	—	(3)	(1)	(20)	—	(61)	(86)
Depreciation and amortization	—	(185)	(622)	(37)	(721)	(1,036)	—	(2,601)
Translation adjustment	(26)	602	(274)	(19)	2,530	2,926	2,705	8,444
Transfers	133	2,495	2,602	32	(2,269)	2,946	(5,939)	—
Balance on September 30, 2014	2,667	21,119	28,997	433	35,526	48,284	62,402	199,428

	Consolidated
	Nine-month period ended
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	1,381	12,451	24,024	769	38,553	37,147	59,130	173,455
Acquisitions (i)	—	—	—	—	—	—	19,623	19,623
Disposals	—	(1)	(108)	(1)	(680)	(286)	(233)	(1,309)
Depreciation and amortization	—	(392)	(1,460)	(122)	(1,424)	(2,709)	—	(6,107)
Translation adjustment	(42)	148	420	(325)	2,213	1,741	2,097	6,252
Transfers	660	3,278	4,073	122	(1,034)	5,242	(12,341)	—
Net effect of discontinued operation in the period	20	(1)	—	(1)	—	589	(518)	89
Transfers to held for sale	—	(102)	(18)	(13)	(7)	(1,971)	(215)	(2,326)
Balance on September 30, 2013 (unaudited)	2,019	15,381	26,931	429	37,621	39,753	67,543	189,677

Balance on December 31, 2013	2,215	18,236	25,622	429	38,129	43,902	62,775	191,308
Acquisitions (i)	—	—	—	—	—	—	16,815	16,815
Disposals	(3)	(110)	(10)	(7)	(224)	(78)	(340)	(772)
Impairment	—	—	(1)	—	(1,715)	(4)	(10)	(1,730)
Depreciation and amortization	—	(823)	(1,360)	(101)	(1,629)	(3,018)	—	(6,931)
Translation adjustment	112	50	(1,329)	(56)	333	1,416	212	738
Transfers	343	3,766	6,075	168	632	6,066	(17,050)	—
Balance on September 30, 2014 (unaudited)	2,667	21,119	28,997	433	35,526	48,284	62,402	199,428

	Parent Company
	Nine-month period ended
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	1,162	4,376	12,300	218	3,814	9,288	30,073	61,231
Acquisitions (i)	—	—	—	—	—	—	9,692	9,692
Disposals	—	—	(3)	—	—	(91)	(198)	(292)
Depreciation and amortization	—	(145)	(487)	(63)	(217)	(796)	—	(1,708)
Transfers	172	2,712	3,988	40	(1,475)	3,232	(8,669)	—
Balance on September 30, 2013 (unaudited)	1,334	6,943	15,798	195	2,122	11,633	30,898	68,923

Balance on December 31, 2013	1,322	9,449	14,350	183	2,366	14,138	28,897	70,705
Acquisitions (i)	—	—	—	—	—	—	9,152	9,152
Disposals	—	(23)	(1)	(4)	—	(19)	(100)	(147)
Depreciation and amortization	—	(258)	(636)	(67)	(256)	(1,125)	—	(2,342)
Transfers	99	1,909	4,159	44	11	3,114	(9,336)	—
Balance on September 30, 2014 (unaudited)	1,421	11,077	17,872	156	2,121	16,108	28,613	77,368

(i) Total amount of Capital Expenditures recognized as addition to consolidated construction in progress in the period of three-month ended on September 30, 2014 and September 30, 2013 corresponds to R$5.095 and R$4.889 and nine-month period ended on September 30, 2014 and September 30, 2013 corresponds to R$12.745 and R$15.166, respectively; to the parent company, in the period of nine-month ended on September 30, 2014 and September 30, 2013, corresponds to R$8.179 and R$6.677.

Property, plant and equipment (net book value) pledged as guarantees for judicial claims on September 30, 2014 and December 31, 2013 corresponds to R$190 and R$180 on consolidated amounts; to the parent company on September 30, 2014 and December 31, 2013 corresponds to R$189 and R$147, respectively.

15.          Impairment

During the second quarter of 2014, the Company has identified evidence and recognized impairment in relation to certain operations as follows:

Coal mine — Australia

In May 2014, the Company announced that is taking the necessary steps to place its Integra Mine and Isaac Plains Complex, both in Australia, into care and maintenance since the operation is not economically feasible under current market conditions.  As a consequence we recognized an impairment of R$612.

Guinea — Iron ore projects

Our 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea revoked VBG’S mining concessions, based on the recommendation of at technical committee established pursuant to Guinean legislation, revoked VBG’S mining concessions. The decision is based on the allegations of fraudulent conduct in connection with the acquisition of licenses by BSGR (Vale´s current partner in VBG) more than one year before Vale had made any investment in VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale to participate in any reallocation of the mining titles.

Vale is actively considering its legal rights towards the Guinean Government and its partner at VBG and addressing options to guarantee the value of both the investments made in Guinea project development as well as the initial investment made in the VBG.  Considering the uncertainties in this process for the recoverable of the initial payment related to the acquisition of our participation in VBG, in the amount of R$1.118, the company recognized an impairment of this initial payment. The Company will continue to reassess the net value of the assets, in the amount of US$635 (approximately R$1,556) depending on the development of the negotiations with Guinea Government.

16.          Loans and financing

a)            Total debt

	Consolidated		Parent Company
	Current Liabilities
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Debt contracts abroad
Loans and financing in:
United States Dollars	1,363	783	605	536
Others currencies		4		—
Fixed rates:
Notes indexed in United Stated Dollars	267	28		—
Accrued charges	642	820	199	312
	2,272	1,635	804	848
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M e CDI	1,787	1,756	1,734	1,603
Basket of currencies, LIBOR	476	411	470	405
Fixed rates:
Loans in United States Dollars		14		14
Loans in Reais	118	111	113	106
Accrued charges	351	231	350	205
	2,732	2,523	2,667	2,333
	5,004	4,158	3,471	3,181

	Consolidated		Parent Company
	Non-current Liabilities
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Debt contracts abroad
Loans and financing in:
United States Dollars	12,836	10,921	10,752	8,930
Others currencies	7	6		—
Fixed rates:
Notes indexed in United Stated Dollars	32,193	32,347	3,677	3,514
Euro	4,643	4,840	4,643	4,840
	49,679	48,114	19,072	17,284
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M e CDI	11,180	11,714	11,033	11,529
Basket of currencies, LIBOR	3,249	3,198	3,235	3,180
Non-convertible debentures into shares	1,970	870	1,039	—
Fixed rates:
Loans in United States Dollars		186	—	186
Loans in Reais	699	737	632	717
	17,098	16,705	15,939	15,612
	66,777	64,819	35,011	32,896

All securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

In October the Company decided to redeem the bonds issued by Vale Canada with maturity in 2015. As a result, we reclassified the principal debt amount of R$735 to current liability.

The long-term portion on September 30, 2014 has maturities as follows:

	Consolidated	Parent Company
2015	495	429
2016	4,824	2,135
2017	5,896	2,172
2018	9,754	9,370
2019 onwards	45,808	20,905
	66,777	35,011

On September 30, 2014, the annual interest rates on the long-term debts are as follows:

	Consolidated	Parent Company
Up to 3%	17,209	15,220
3,1% to 5% (a)	13,745	5,355
5,1% to 7% (b)	29,286	10,436
7,1% to 9% (b)	2,670	—
9,1% to 11% (b)	191	—
Over 11% (b)	8,423	7,471
Variable	257	—
	71,781	38,482

(a) Includes Eurobonds. For this we have entered into derivative transactions at a coupon of 4.42% per year in US dollars.

(b) Includes Brazilian Real denominated debt that bears interest at the CDI or TJLP, plus spread. For these, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling R$15,106 of which R$14,427 has an original interest rate above 5.1% per year. After entering derivatives transactions the average cost of other than denominated U.S. Dollars debt is 2.37% per year.

	41912				Balance
Non-convertible Debentures	Issued	Outstanding	Maturity	Interest	September 30, 2014	December 31, 2013
					(unaudited)
Tranche “B” - Salobo	—	—	No date		930	870
Infrastructure Debenture 1st serie	Feb/14	600	Jan/21	6,46%p.a+IPCA	623	—
Infrastructure Debenture 2nd serie	Feb/14	150	Jan/24	6,57%p.a+IPCA	157	—
Infrastructure Debenture 3rd serie	Feb/14	100	Jan/26	6,71%p.a+IPCA	103	—
Infrastructure Debenture 4th serie	Feb/14	150	Jan/29	6,78%p.a+IPCA	157	—
					1,970	870

Long-term portion					1,970	870
					1,970	870

b)            Revolving credit lines

						Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	Total amount available	September 30, 2014	December 31, 2013
						(unaudited)
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	7,353	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2011		5 years	4,902	—	—
Credit Lines						—	—
Export-Import Bank of China e Bank of China Limited	US$	September 2010	(a)	13 years	3,012	2,475	2,308
BNDES	R$	April 2008	(b)	10 years	7,300	4,862	4,626
Financing						—	—
BNDES - CLN 150	R$	September 2012	(c)	10 years	3,883	3,079	3,079
BNDES - Investment Sustaining Program (“PSI”) 3.0%	R$	June 2013	(d)	10 years	109	87	87
BNDES - Tecnored 3.5%	R$	December 2013	(e)	8 years	136	51	—
BNDES - S11D e S11D Logística	R$	May 2014	(f)	10 years	6,164	—	87
Canadian Agency Export Development (“EDC”)	US$	January 2014	(g)	5 and 7 years	1,900	1,900	—

(a)	Acquisition of twelve large ore carriers from chinese shipyards.
(b)	Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.
(c)	Capacitação Logística Norte 150 Project (“CLN 150”).
(d)	Acquisition of domestic equipment.
(e)	Support to Tecnored’s investment plan from 2013 to 2015.
(f)	Implementation the iron ore project S11D and S11D Logística.
(g)	General corporate purpose.

Total amounts available and disbursed, different from reporting currency, are affected by exchange rate variation among periods.

c)             Guarantees

As at September 30, 2014, R$3,086 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

17.          Asset retirement obligations

The Company applies judgments and assumptions when measuring its obligations related to asset retirement. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Long term interest rate used to discount these obligations to present values and to update the provisions on September 30, 2014 and December 31, 2013 was 6,39% p.a. The liability is periodically updated based on this discount rate plus the inflation index (IGPM) for the period in reference.

Changes in the provision for asset retirement obligation are as follows:

	Consolidated		Parent Company
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Balance at beginning of the period	6,194	5,615	1,946	1,625
Increase expense (i)	310	414	129	174
Setlement in the current period	(57)	(90)	(13)	(35)
Revisions in estimated cash flows	67	102	—	182
Translation adjustments	94	162	—	—
Transfer held for sale	—	(9)	—	—
Balance at end of the period	6,608	6,194	2,062	1,946

Current	349	225	89	90
Non-current	6,259	5,969	1,973	1,856
	6,608	6,194	2,062	1,946

(i) In nine-month ended of 2013, R$304 in Consolidated and R$122 in Parent Company

18.          Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and on court.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by legal advice of the legal board of the Company and by its legal consultants.

	Consolidated
	Three-month period ended (unaudited)
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on June 30, 2013	1,488	443	1,671	93	3,695
Additions	3	40	117	—	160
Reversals	43	(208)	(83)	(2)	(250)
Payments	(190)	(27)	(54)	(1)	(272)
Indexation and interest	(193)	286	61	2	156
Translation adjustments	163	—	—	—	163
Effect of discontinued operations
Net changes of the year	(1)	2	2		3
Transfer to held for sale	—	(24)	(59)	2	(81)
Balance on September 30, 2013	1,313	512	1,655	94	3,574

Balance on June 30, 2014	891	478	1,840	97	3,306
Additions	135	44	140	11	330
Reversals	(54)	(236)	(86)	—	(376)
Payments	(9)	—	(42)	(2)	(53)
Indexation and interest	(118)	58	67	84	91
Translation adjustments	30	—	—	10	40
Balance on September 30, 2014	875	344	1,919	200	3,338

	Consolidated
	Nine-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	2,039	575	1,534	70	4,218
Additions	105	82	345	23	555
Reversals	(143)	(369)	(295)	(10)	(817)
Payments	(577)	(92)	(74)	(2)	(745)
Indexation and interest	(126)	342	202	11	429
Translation adjustments	16	(4)	—	—	12
Effect of discontinued operations
Net changes of the year	(1)	4	(2)	—	1
Transfer to held for sale	—	(26)	(55)	2	(79)
Balance on September 30, 2013 (unaudited)	1,313	512	1,655	94	3,574

Balance on December 31, 2013	771	498	1,653	67	2,989
Additions	237	62	389	54	742
Reversals	(92)	(217)	(183)	(9)	(501)
Payments	(25)	(16)	(74)	(6)	(121)
Indexation and interest	(28)	17	133	91	213
Translation adjustments	12	—	1	3	16
Balance on September 30, 2014 (unaudited)	875	344	1,919	200	3,338

	Parent Company
	Nine-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	1,213	247	1,364	43	2,867
Additions	106	50	274	10	440
Reversals	(18)	(22)	(240)	(1)	(281)
Payments	(596)	(29)	(56)	(3)	(684)
Monetary adjustment	24	7	92	9	132
Balance on September 30, 2013 (unaudited)	729	253	1,434	58	2,474

Balance on December 31, 2013	280	221	1,472	35	2,008
Additions	166	5	344	39	554
Reversals	(26)	(39)	(162)	(9)	(236)
Payments	(15)	(13)	(64)	(4)	(96)
Monetary adjustment / Translation adjustments	7	9	124	2	142
Balance on September 30, 2014 (unaudited)	412	183	1,714	63	2,372

Provisions for tax litigation - The nature of tax contingencies balances refer basically to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources (“CFEM”) as well as denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes at our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questioning about the location for the purpose of assessment of Service Tax (“ISS”).

Provisions for civil litigation - Relates to the demands concerning contracts between Vale and unrelated service suppliers companies, requiring differences in amounts due to alleged losses that have occurred due to various economic plans, while other demands are related to accidents, actions damages and other demands.

Provisions for labor and social security litigation - Consist of lawsuits filed by employees and service suppliers, from employment relationships. The most recurring claims are related to payment of overtime, hours in intinere, and health and safety. The social security (“INSS”) contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

In addition to those provisions and contingent liabilities, there are also judicial deposits. These court-ordered deposits are legally required and are monetarily updated and reported in non-current assets until a judicial decision to draw the deposit occurs, in case of a non-favorable decision to Vale. Judicial deposits are as follows:

	Consolidated		Parent Company
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Tax litigations	973	1,014	685	590
Civil litigations	588	411	403	359
Labor litigations	2,143	2,039	2,005	1,913
Environmental litigations	2	27	—	26
Total	3,706	3,491	3,093	2,888

The Company discusses, at administrative and judicial levels, claims where the expectation of loss is classified as possible and considers that there is no need to recognize a provision, based on legal support.

These possible contingent liabilities are as follows:

	Consolidated		Parent Company
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Tax litigations	12,191	8,877	9,477	4,842
Civil litigations	3,557	2,855	2,857	2,701
Labor litigations	5,119	5,320	3,630	3,579
Environmental litigations	2,933	3,146	2,889	3,135
Total	23,800	20,198	18,853	14,257

The categories of contingent liabilities summarized in the table above, include the following:

Tax litigation—The most significant claims relate to pending challenges by the Brazilian federal tax authority concerning the deductibility of Brazilian social contribution payments for income tax purposes (approximately US$2,067) and demands by Brazilian state tax authorities for additional payments of the value-added tax on services and circulation of goods (“ICMS”) in relation to our use of ICMS credits from sales and energy transmission.

Civil litigation—Most of these claim have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims involve disputed contractual terms for inflation indexation.

Labor litigation—These claims represent a very large number of individual claims by (i) employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and (ii) the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on our profits.

Environmental litigation—The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

The proceedings referred to above are subject to significant uncertainty in relation to the amount in dispute and the timing for resolution.

19.          Income Taxes Settlement Program (“REFIS”)

In November 2013, The Company elected to participate in a corporate Income Tax Settlement Program (“REFIS”) for payment of amounts relating to income tax and social contribution on the net income of its non-Brazilian subsidiaries and affiliates from 2003 to 2012.

During, we paid R$860 in consolidated and R$842 in parent company due amount to be paid in 169 monthly installments, and this balance in September 30, 2014 as bearing interest at Selic rate, are R$16.675 (R$1.184 in current and R$15.491 in non-current) and R$16.333 (R$1.160 in current and R$15.174 in non-current) respectively.

20.          Income Tax

We analyze the potential tax impact associated with undistributed earnings of each of our subsidiaries and affiliates. As described in Note 19, in 2013 we entered into the Brazilian REFIS program to pay the amounts related to the collection of income taxes on equity gain on foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences. In 2013, we recognized an equity loss on foreign subsidiaries.

The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	Consolidated
	Three-month period ended (unaudited)
	Assets	Liabilities	Total
Balance on June 30, 2013	9,468	7,167	2,301
Net income effect	1,039	(129)	1,168
Translation adjustment for the period	(53)	(18)	(35)
Other comprehensive income	9	96	(87)
Net effect of discontinued operations
Transfer to held for sale	—	(188)	188
Balance on September 30, 2013	10,463	6,928	3,535

Balance on June 30, 2014	9,670	7,406	2,264
Net income effect	492	(120)	612
Translation adjustment for the period	369	666	(297)
Other comprehensive income	21	25	(4)
Balance on September 30, 2014	10,552	7,977	2,575

	Consolidated
	Nine-month period ended
	Assets	Liabilities	Total
Balance on December 31, 2012	8,291	6,918	1,373
Net income effect	1,896	(311)	2,207
Translation adjustment for the period	115	421	(306)
Other comprehensive income	160	92	68
Transfer to held for sale	—	(192)	192
Balance on September 30, 2013 (unaudited)	10,462	6,928	3,534

Balance on December 31, 2013	10,596	7,562	3,034
Net income effect	(383)	158	(541)
Transfer from held for sale	154	—	154
Translation adjustment for the period	120	134	(14)
Other comprehensive income	65	123	(58)
Balance on September 30, 2014 (unaudited)	10,552	7,977	2,575

Parent Company
Nine-month period ended
Assets
Balance on December 31, 2012	5,715
Net income effect	1,496
Other comprehensive income	159
Balance on September 30, 2013 (unaudited)	7,370

Balance on December 31, 2013	7,418
Net income effect	(77)
Other comprehensive income	64
Balance on September 30, 2014 (unaudited)	7,405

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may suffer changes in future.

The income taxes in Brazil comprise the taxation on income and social contribution on profit. The statutory rate applicable in the periods presented is 34%. In other countries where we have operations, we are subject to various rates depending on jurisdiction.

The total amount presented the results in the financial Statements of Income is reconciled to the rates established by law, as follows:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income before income taxes	(4,101)	9,913	9,146	18,541
Income taxes at statutory rates - 34%	1,394	(3,370)	(3,110)	(6,304)
Adjustments that affect the basis of taxes:
Income taxes benefit from interest on stockholders’ equity	659	628	1,976	1,881
Tax incentives	(97)	212	315	438
Results of overseas companies taxed by different rates which differs from the parent company rate	(971)	311	(1,946)	127
Constitution/Reversal for tax loss carryforward	—	(107)	(255)	258
Results of equity investments	26	99	366	251
Undeductible - impairment	—	—	(382)	—
Other	(261)	180	(787)	(383)
Income taxes on the profit for the period	750	(2,047)	(3,823)	(3,732)

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Net income before income taxes	8,374	18,949
Income taxes at statutory rates - 34%	(2,847)	(6,443)
Adjustments that affect the basis of taxes:
Income taxes benefit from interest on stockholders’ equity	1,976	1,881
Tax incentives	315	438
Results of equity investments	(2,178)	476
Other	75	(319)
Income taxes on the profit for the period	(2,659)	(3,967)

21.          Employee Benefits Obligations

The Company had announced on its year end 2013 financial statements that it expects to contribute R$829 to its pension plan during 2014. As of September 30, 2014 it had contributed R$635. No significant changes are expected in relation to the estimate disclosed in the financial statements for the year ended December 31, 2013.

a)            Employee Postretirement Obligations

Reconciliation of assets and liabilities in Balance Sheet

	Total
	Consolidated
	September 30, 2014 (unaudited)			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the period	2,790	—	—	1,725	—	—
Interest income	—	—	—	154	—	—
Changes in asset ceiling/ onerous liability	655	—	—	911	—	—
Ended of the period	3,445	—	—	2,790	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,948)	(10,259)	(4,028)	(9,557)	(10,320)	(3,966)
Fair value of assets	13,393	9,196	—	12,347	8,911	—
Effect of the asset ceiling	(3,445)	—	—	(2,790)	—	—
Assets (liabilities) to be provisioned	—	(1,063)	(4,028)	—	(1,409)	(3,966)

Current liabilities	—	(17)	(222)	—	(22)	(205)
Non-current liabilities	—	(1,046)	(3,806)	—	(1,387)	(3,761)
Assets (liabilities) to be provisioned	—	(1,063)	(4,028)	—	(1,409)	(3,966)

Costs recognized in the Statements of Income for the period:

	Consolidated
	Three-month period ended (unaudited)
	September 30, 2014			September 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	17	45	18	—	69	23
Interest on expense on liabilities	279	67	57	157	216	54
Interest income on plan assets	(368)	(88)	—	(195)	(186)	—
Effect of the asset ceiling	84	—	—	38	—	—
Total costs, net	12	24	75	—	99	77

	Consolidated
	Nine-month period ended (unaudited)
	September 30, 2014			September 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	51	116	53	—	201	70
Interest on expense on liabilities	837	308	167	471	655	158
Interest income on plan assets	(1,104)	(266)	—	(586)	(536)	—
Effect of the asset ceiling	252	—	—	115	—	—
Total costs, net	36	158	220	—	320	228

Costs recognized in the Statement of Comprehensive Income for the period

	Consolidated
	Three-month period ended (unaudited)
	September 30, 2014			September 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the period	(274)	(629)	(438)	(7)	(2,313)	(814)
Return on plan assets (excluding interest income)	(22)	32	27	86	198	12
Change of asset ceiling / costly liabilities (excluding interest income)	3	(30)	—	(86)	—	—
	(19)	2	27	—	198	12
Income tax	6	(7)	(7)	—	(60)	(10)
Others comprehensive income	(13)	(5)	20	—	138	2
Conversion of Effect	—	(69)	(37)	—	(3)	—
Accumulated other comprehensive income	(287)	(703)	(455)	(7)	(2,178)	(812)

	Consolidated
	Nine-month period ended (unaudited)
	September 30, 2014			September 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the period	(219)	(926)	(460)	(7)	(1,970)	(778)
Return on plan assets (excluding interest income)	12	439	27	(413)	(140)	22
Change of asset ceiling / costly liabilities (excluding interest income)	(112)	(118)	—	413	—	—
	(100)	321	27	—	(140)	22
Income tax	34	(81)	(7)	—	67	(13)
Others comprehensive income	(66)	240	20	—	(73)	9
Conversion of effect	—	(17)	(15)	—	(135)	(43)
Accumulated other comprehensive income	(285)	(703)	(455)	(7)	(2,178)	(812)

b)            Incentive Plan in Results

The Company has a “Participation in Results Program” (“PPR”) measured on the evaluation of individual and collective performance of its employees.

The PPR is calculated individually according to the achievement of goals previously established using indicators for the, performances of the Company, business unit, team and individual. The contribution of each performance unit to the performance scores of the employees is discussed and agreed each year, between the Company and the unions.

The Company accrued expenses/costs related to participation in the results as follow:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Operational expenses	148	152	260	316
Cost of good sold and services rendered	242	277	719	659
Total	390	429	979	975

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Operational expenses	198	261
Cost of good sold and services rendered	576	569
Total	774	830

c)             Long-term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the Long-term Incentive Plan (“ILP”) is the same as presented in financial statements for the year end December 31, 2013. The total number of shares subject to the Long Term Compensation Plan on September 30, 2014 and December 31, 2013 are 7.379.058 and 6,214,288, and total expense/cost recorded of R$255 and R$198, respectively on result.

22.          Classification of financial instruments

The classification of financial assets and liabilities is as follows:

	Consolidated				Parent Company
	September 30, 2014 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	19,319	—	—	19,319	3,902	—	3,902
Short-term investments	1,103	—	—	1,103	—	—	—
Derivative financial instruments	—	353	—	353	—	316	316
Accounts receivable	8,232	—	—	8,232	27,868	—	27,868
Related parties	700	—	—	700	1,235	—	1,235
	29,354	353	—	29,707	33,005	316	33,321
Non current
Related parties	456	—	—	456	904	—	904
Loans and financing agreements	602	—	—	602	102	—	102
Derivative financial instruments	—	284	—	284	—	20	20
	1,058	284	—	1,342	1,006	20	1,026
Total of Assets	30,412	637	—	31,049	34,011	336	34,347

Financial liabilities
Current
Suppliers and contractors	9,968		—	9,968	5,206	—	5,206
Derivative financial instruments	—	1,525	181	1,706	—	1,112	1,112
Loans and financing agreements	5,004	—	—	5,004	3,471	—	3,471
Related parties	320	—	—	320	7,456	—	7,456
	15,292	1,525	181	16,998	16,133	1,112	17,245
Non current
Derivative financial instruments	—	3,196	9	3,205	—	2,954	2,954
Loans and financing agreements	66,777	—	—	66,777	35,011	—	35,011
Related parties	275	—	—	275	34,579	—	34,579
Participative stockholders’ debentures	—	4,934	—	4,934	—	4,934	4,934
Others (d)	—	324	—	324	—	324	324
	67,052	8,454	9	75,515	69,590	8,212	77,802
Total of Liabilities	82,344	9,979	190	92,513	85,723	9,324	95,047

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short term.

(c)  See note 24a.

(d) See note 23a.

	Consolidated					Parent Company
	December 31, 2013
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	12,465	—	—	—	12,465	3,635	—	3,635
Short-term investments	8	—	—	—	8	8	—	8
Derivative financial instruments	—	459	12	—	471	—	378	378
Accounts receivable	13,360	—	—	—	13,360	14,167	—	14,167
Related parties	611	—	—	—	611	1,684	—	1,684
	26,444	459	12	—	26,915	19,494	378	19,872
Non current
Related parties	253	—	—	—	253	864	—	864
Loans and financing agreements	564	—	—	—	564	192	—	192
Derivative financial instruments	—	329	—	—	329	—	—	—
Others	—	—	—	11	11	—	—	—
	817	329	—	11	1,157	1,056	—	1,056
Total of Assets	27,261	788	12	11	28,072	20,550	378	20,928

Financial liabilities
Current
Suppliers and contractors	8,837	—	—	—	8,837	3,640	—	3,640
Derivative financial instruments	—	464	92	—	556	—	435	435
Loans and financing agreements	4,158	—	—	—	4,158	3,181	—	3,181
Related parties	479	—	—	—	479	6,453	—	6,453
	13,474	464	92	—	14,030	13,274	435	13,709
Non current
Derivative financial instruments	—	3,469	27	—	3,496	—	3,188	3,188
Loans and financing agreements	64,819	—	—	—	64,819	32,896	—	32,896
Related parties	11	—	—	—	11	32,013	—	32,013
Stockholders’ Debentures	—	4,159	—	—	4,159	—	4,159	4,159
	64,830	7,628	27	—	72,485	64,909	7,347	72,256
Total of Liabilities	78,304	8,092	119	—	86,515	78,183	7,782	85,965

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short term.

(c)  See note 24a.

23.          Fair Value Estimate

The Company considered the same assumptions and calculation methods as presented on the financial statements for the year ended December 31, 2013, to measure the fair value of assets and liabilities for the period.

a)                                     Assets and liabilities measured and recognized at fair value

b)

	Consolidated
	September 30, 2014 (unaudited)	December 31, 2013
	Level 2 (i)	Level 2 (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	353	459
Derivatives designated as hedge	—	12
	353	471
Non-Current
Derivatives at fair value through profit or loss	284	329
	284	329
Total of Assets	637	800

Financial Liabilities
Current
Derivatives at fair value through profit or loss	1,525	464
Derivatives designated as hedge	181	92
	1,706	556
Non-Current
Derivatives at fair value through profit or loss	3,196	3,469
Derivatives designated as hedge	9	27
Participative stockholders’ debentures	4,934	4,159
Others (ii)	324	—
	8,463	7,655
Total of Liabilities	10,169	8,211

(i) No classification according to levels 1 and 3.

(ii) Refers to the minimum return instrument held by Brookfield that under certain conditions, can generate a disbursement obligation to Vale at the end of the sixth year of the completion of the acquisition of interest in VLI (Note 7).

	Parent Company
	September 30, 2014 (unaudited)	December 31, 2013
	Level 2 (i)	Level 2 (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	316	378
	316	378
Non-Current
Derivatives at fair value through profit or loss	20	—
	20	—
Total of Assets	336	378

Financial Liabilities
Current
Derivatives at fair value through profit or loss	1,112	435
	1,112	435
Non-Current
Derivatives at fair value through profit or loss	2,954	3,188
Participative stockholders’ debentures	4,934	4,159
Others (ii)	324	—
	8,212	7,347
Total of Liabilities	9,324	7,782

(i) No classification according to levels 1 and 3.

b)            Fair value measurement compared to book value

For loans allocated to Level 1 market approach to the contracts listed on the secondary market is the evaluation method used to estimate debt fair value. For loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate debt is determined by the discounted cash flow using the future values of the LIBOR and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated				Parent Company
	Balance	Fair value (i)	Level 1	Level 2	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
December 31, 2013
Loans (long term)(ii)	67,926	70,289	37,397	32,892	35,560	36,377	7,889	28,488

September 30, 2014 (unaudited)
Loans (long term)(ii)	70,788	76,484	41,586	34,898	37,933	40,451	9,799	30,652

(i) No classification according to the level 3.

(ii) Net interest of R$993 in consolidated and R$549 at parent company on September 30, 2014 and net interest of R$1,051 in consolidated and R$517 at parent company on December 31, 2013.

24.          Derivative financial instruments

a) Derivatives effects on Balance Sheet

	Consolidated
	Assets
	September 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	299	18	408	—
IPCA swap	19	2	—	—
Eurobonds Swap	—	191	30	236
Pre dollar swap	7	—	12	—
	325	211	450	236
Commodities price risk
Nickel:
Fixed price program	28	4	9	—
	28	4	9	—
Warrants
SLW options (note 29)	—	69	—	93

Derivatives designated as hedge (cash flow hedge)
Bunker Oil	—	—	12	—
	—	—	12	—
Total	353	284	471	329

	Consolidated
	Liabilites
	September 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,351	2,695	434	3,207
IPCA swap	17	79	—	—
Eurobonds Swap	—	149	2	—
Pre dollar swap	10	269	1	259
	1,378	3,192	437	3,466
Commodities price risk
Nickel:
Fixed price program	33	4	6	—
Bunker Oil	114	—	20	—
	147	4	26	—
Embedded derivatives
Gas Oman	—	—	1	3

Derivatives designated as hedge (cash flow hedge)
Bunker Oil	117	—	29	—
Foreign exchange	64	9	63	27
	181	9	92	27
Total	1,706	3,205	556	3,496

	Parent Company
	Assets
	September 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	298	18	366	—
IPCA swap	11	2	—	—
Pre dollar swap	7	—	12	—
Total	316	20	378	—

	Parent Company
	Liabilites
	September 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,102	2,663	434	2,929
IPCA swap	—	22	—	—
Pre dollar swap	10	269	1	259
Total	1,112	2,954	435	3,188

b)            Effects of derivatives in the Statement of Income

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,317)	14	(122)	(1,389)
IPCA swap	(91)	—	(55)	—
Eurobonds Swap	(228)	128	(210)	133
Pre dollar swap	(83)	(2)	(8)	(82)
	(1,719)	140	(395)	(1,338)
Commodities price risk
Nickel:
Fixed price program	17	(4)	8	2
Purchased scrap protection program	—	—	—	1
Bunker Oil	(134)	109	(94)	(130)
	(117)	105	(86)	(127)
Warrants
SLW Options (note 29)	(59)	45	(25)	(67)
	(59)	45	(25)	(67)
Embedded derivatives
Gas Oman	1	6	3	4
	1	6	3	4
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(4)	(37)	(23)	(64)
Strategic Nickel	—	—	—	26
Foreign exchange	(23)	(11)	(75)	(11)
	(27)	(48)	(98)	(49)
Total	(1,921)	248	(601)	(1,577)

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(136)	(1,332)
IPCA swap	(8)	—
Pre dollar swap	(8)	(82)
	(152)	(1,414)
Derivatives designated as hedge (cash flow hedge)
Foreign exchange	—	11
	—	11
Total	(152)	(1,403)

c)             Effects of derivatives as Cash Flow hedge

	Consolidated (unaudited)
	Inflows/ (Outflows)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Derivatives not designated as hedge
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	83	60	362	419
Eurobonds Swap	—	—	24	(10)
Pre dollar swap	4	9	16	27
	87	69	402	436
Risk of product prices
Fixed price program	8	(3)	17	(4)
Purchased scrap protection program	—	—	—	1
Bunker Oil Hedge	12	(59)	(8)	(82)
	20	(62)	9	(85)
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(4)	(38)	(23)	(64)
Strategic Nickel	—	—	—	26
Foreign exchange	(23)	(10)	(75)	(11)
	(27)	(48)	(98)	(49)
Total	80	(41)	313	302

Gains (losses) unrealized derivatives	(2,001)	289	(914)	(1,879)

	Parent company (unaudited)
	Inflows/ (Outflows)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Derivatives not designated as hedge
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	318	361
Pre dollar swap	15	28
	333	389
Risk of product prices
Derivatives designated as hedge (cash flow hedge)
Foreign exchange	—	11
	—	11
Total	333	400

Gains (losses) unrealized derivatives	(485)	(1,803)

d)            Effects of derivatives designated as hedge

i.              Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Three-month period ended (unaudited)
	Parent Company					Consolidated
	Foreign exchange	Nickel	Bunker Oil	Total	noncontrolling stockholders	Total

Fair value measurements	39	—	(11)	28	—	28
Reclassification to results due to realization	11	—	37	48	—	48
Net change as of September 30, 2013	50	—	26	76	—	76

Fair value measurements	(36)	—	(141)	(177)	—	(177)
Reclassification to results due to realization	23	—	4	27	—	27
Net change as of September 30, 2014	(13)	—	(137)	(150)	—	(150)

	Nine-month period ended (unaudited)
	Parent Company					Consolidated
	Foreign exchange	Nickel	Bunker Oil	Total	noncontrolling stockholders	Total

Fair value measurements	(47)	—	(134)	(181)	—	(181)
Reclassification to results due to realization	11	(26)	64	49	—	49
Net change as of September 30, 2013	(36)	(26)	(70)	(132)	—	(132)

Fair value measurements	(63)	—	(119)	(182)	—	(182)
Reclassification to results due to realization	75	—	23	98	—	98
Net change as of September 30, 2014	12	—	(96)	(84)	—	(84)

Maturities dates
Currencies/ Interest Rates	July 2023
Gas Oman	April 2016
Nickel	June 2016
Copper	December 2014
Warrants	February 2023
Bunker Oil	September 2015

Additional information about derivatives financial instruments

Value at risk computation methodology

The value at risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada. There was not cash amount subject to margin calls on September 30, 2014.

Initial cost of contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of September 30, 2014, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty credit risk)(1), gains or losses in the period, value at risk and the fair value for the remaining years of the operations per each group of instruments.

Foreign exchange and interest rates derivative positions

Protection program for the Real denominated debt indexed to CDI

•                                                        CDI vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to CDI.

•                                                        CDI vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays floating rates in US$ (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

(1)  The “Adjusted net/total for credit risk” considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46).

	R$ Million
	Notional ($ million)						Fair value			Value at Risk
	September 30,						September 30,		Realized Gain/Loss	September 30,	Fair value by year
Flow	2014		December 31, 2013		Index	Average rate	2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016	2017

CDI vs. fixed rate swap
Receivable	R$	5,496	R$	5,096	CDI	108.35%	5,814	5,601	469
Payable	US$	2,768	US$	2,603	US$ +	3.71%	(6,992)	(6,557)	(273)
Net							(1,178)	(956)	196	76	(54)	(304)	(676)	(144)
Adjusted Net for credit risk							(1,184)	(963)			(54)	(305)	(680)	(145)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	436	446	42
Payable	US$	250	US$	250	Libor +	0.99%	(616)	(596)	(8)
Net							(180)	(150)	34	6	—	(180)	—	—
Adjusted Net for credit risk							(180)	(150)			—	(180)	—	—

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•              TJLP vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to TJLP.

•              TJLP vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to US$. In those swaps, Vale pays floating rates in US$ and receives payments linked to TJLP.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2014		December 31, 2013		Index	rate	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2014	2014	2015	2016	2017-2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,079	R$	6,456	TJLP +	1.37%	5,429	5,626	713
Payable	US$	3,089	US$	3,310	USD +	1.98%	(7,420)	(7,431)	(595)
Net							(1,991)	(1,805)	118	233	(142)	(173)	(308)	(1,368)
Adjusted Net for credit risk							(2,106)	(1,881)			(142)	(174)	(313)	(1,477)

Swap TJLP vs. floating rate swap
Receivable	R$	608	R$	615	TJLP +	0.88%	526	525	45
Payable	US$	346	US$	350	Libor +	-1.15%	(781)	(760)	(31)
Net							(255)	(235)	14	19	(108)	4	(5)	(146)
Adjusted Net for credit risk							(258)	(238)			(108)	4	(5)	(149)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•              BRL fixed rate vs. US$ fixed rate swap: In order to reduce the cash flow volatility, Vale entered into a swap transactions to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in BRL linked to fixed rate to US$ linked to fixed. In those swaps, Vale pays fixed rates in US$ and receives fixed rates in BRL.

(2) Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

	R$ Million
	Notional ($ million)						Fair value			Value at Risk
	September 30,						September 30,		Realized Gain/Loss	September 30,	Fair value by year
Flow	2014		December 31, 2013		Index	Average rate	2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016	2017 - 2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	764	R$	824	Fix	4.48%	672	723	109
Payable	US$	411	US$	446	US$ -	-1.15%	(936)	(963)	(94)
Net							(264)	(240)	15	22	1	(56)	(154)	(55)
Adjusted Net for credit risk							(273)	(249)			1	(57)	(156)	(61)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated debt indexed to IPCA

•              IPCA vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to IPCA into US$ on the debenture contracts issued by Vale in 2014 with a notional amount of BRL 1 billion. In those swaps, Vale pays fixed rates in US$ and receives payments linked to IPCA.

	R$ Million
	Notional ($ million)					Fair value			Value at Risk
	September 30,					September 30,		Realized Gain/Loss	September 30,	Fair value by year
Flow	2014		December 31, 2013	Index	Average rate	2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016	2017 - 2021

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	—	IPCA +	6.55%	1,095	—	—
Payable	US$	434	—	US$ +	3.98%	(1,151)	—	—
Net						(56)	—	—	239	—	19	21	(96)
Adjusted Net for credit risk						(58)	—			—	19	21	(98)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for Euro denominated debt

•              EUR fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to US$ linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in US$.

	R$ million
	Notional ($ million)						Fair value			Value at Risk
	September 30,						September 30,		Realized Gain/Loss	September 30,	Fair value by year
Flow	2014		December 31, 2013		Index	Average rate	2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016 - 2023

Receivable		€1,000		€1,000	EUR	4.063%	3,616	3,585	1,731
Payable	US$	1,302	US$	1,288	US$	4.511%	(3,580)	(3,306)	(1,707)
Net							36	279	24	53	—	(17)	53
Adjusted Net for credit risk							25	264			—	(17)	42

Type of contracts: OTC Contracts

Protected item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•              Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in US$ and the disbursements denominated in Canadian Dollars.

	R$ million
	Notional ($ million)						Fair value			Value at Risk
	September 30,					Average rate	September 30,		Realized Gain/Loss	September 30,	Fair value by year
Flow	2014		December 31, 2013		Buy/ Sell	(CAD/USD)	2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016

Forward	CAD	327	CAD	786	B	1.022	(73)	(90)	—	5	(21)	(49)	(3)
Adjusted total for credit risk							(73)	(90)			(21)	(49)	(3)

Type of contracts: OTC Contracts

Hedged item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/US$ exchange rate.

Commodity derivative positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel purchase protection program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final or original product sold to our clients, hedging transactions were implemented. The trades are usually implemented by the sale and/or buy of nickel forward or future contracts at LME or over-the-counter operations.

	R$ million
	Notional (ton)				Fair value			Value at Risk
	September 30,			Average Strike	September 30,		Realized Gain/Loss	September 30,	Fair value by year
Flow	2014	December 31, 2013	Buy/ Sell	(US$/ton)	2014	December 31, 2013	September 30, 2014	2014	2014

Nickel Futures	132	168	S	18,582	0.7	0.1	(2.9)	0.1	0.7
Adjusted total for credit risk					0.7	0.1			0.7

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Nickel fixed price program

In order to maintain the revenues exposure to nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying nickel forwards (over-the-counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

	R$ million
	Notional (ton)				Fair value			Value at Risk
	September 30,			Average Strike	September 30,		Realized Gain/Loss	September 30,	Fair value by year
Flow	2014	December 31, 2013	Buy/ Sell	(US$/ton)	2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016

Nickel Futures	9,506	6,317	B	17,920	(37)	(5)	25	9	(6)	(28)	(3)
Adjusted total for credit risk					(37)	(5)			(6)	(28)	(3)

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to fixed price sales of nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Copper scrap purchase protection program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or over-the-counter operations.

	R$ million
	Notional (lbs)				Fair value			Value at Risk	Fair value by
	September 30,			Average Strike	September 30,		Realized Gain/Loss	September 30,	year
Flow	2014	December 31, 2013	Buy/ Sell	(US$/lbs)	2014	December 31, 2013	September 30, 2014	2014	2014

Forward	601,200	1,101,029	S	3.16	0.2	(0.3)	0.1	0.1	0.2
Adjusted total for credit risk					0.2	(0.3)			0.2

Type of contracts: OTC contracts

Protected item: of Vale’s revenues linked to copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil purchase protection program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2014	December 31, 2013	Buy/ Sell	(US$/mt)	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2014	2014

Forward	1,287,500	—	B	586	(105)	—	5	15	(105)
Adjusted total for credit risk					(105)	—			(105)

Type of contracts: OTC Contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Bunker Oil purchase hedging program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2014	December 31, 2013	Buy/ Sell	(US$/mt)	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2014	2014	2015

Forward	1,276,500	1,590,000	B	588	(101)	(8)	(29)	14	(93)	(8)
Adjusted total for credit risk					(101)	(8)			(93)	(8)

Type of contracts: OTC contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Sell of part of future gold production (copper subproduct)

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants, where this last part configures an American call option.

	R$ million
									Fair value by
	Notional (quantity)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	year
Flow	September 30, 2014	December 31, 2013	Buy/ Sell	(US$/stock)	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2014	2023

Call Option	10,000,000	10,000,000	B	65	70	93	—	6	70
Adjusted total for credit risk					69	93			69

Embedded derivative positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in September 30, 2014:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	R$ million
									Fair value by
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	year
Flow	September 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2014	2014

Nickel Forwards	3,356	2,111		18,564	(4.0)	0.1	26		(4.0)
			S
Copper Forwards	5,449	6,277		6,974	(1.8)	0.8	1		(1.8)
Total					(5.8)	0.9	27	4	(5.8)

Gas purchase for pelletizing company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

	R$ million
	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2014	2014	2015	2016

Call Options	746,667	746,667	S	179.36	(0.5)	(3.6)	—	1	0	(0.3)	(0.2)

a)                                     Market curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	16,505.00	MAR15	16,384.78	SEP15	16,459.80
OCT14	16,266.11	APR15	16,406.65	SEP16	16,410.92
NOV14	16,291.46	MAY15	16,424.57	SEP17	16,299.97
DEC14	16,315.97	JUN15	16,436.36	SEP18	16,237.79
JAN15	16,340.42	JUL15	16,446.14
FEB15	16,361.57	AUG15	16,456.00
		SEP15

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.01	MAR15	3.02	SEP15	3.01
OCT14	3.04	APR15	3.02	SEP16	2.99
NOV14	3.03	MAY15	3.01	SEP17	2.97
DEC14	3.03	JUN15	3.01	SEP18	2.95
JAN15	3.02	JUL15	3.01
FEB15	3.02	AUG15	3.01

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	560.89	MAR15	544.29	SEP15	546.34
OCT14	550.97	APR15	544.51	SEP16	547.49
NOV14	542.10	MAY15	544.75	SEP17	546.14
DEC14	540.79	JUN15	545.19	SEP18	549.78
JAN15	542.74	JUL15	545.65
FEB15	543.53	AUG15	546.11

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/14	0.98	01/02/17	2.27	07/01/19	3.44
12/01/14	0.95	04/03/17	2.39	10/01/19	3.54
01/02/15	1.19	07/03/17	2.52	01/02/20	3.60
04/01/15	1.27	10/02/17	2.66	04/01/20	3.68
07/01/15	1.47	01/02/18	2.77	07/01/20	3.76
10/01/15	1.62	04/02/18	2.90	01/04/21	3.91
01/04/16	1.78	07/02/18	3.05	07/01/21	4.11
04/01/16	1.92	10/01/18	3.13	01/03/22	4.32
07/01/16	2.02	01/02/19	3.24	01/02/23	4.66
10/03/16	2.16	04/01/19	3.34	01/02/24	4.88

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.16	6M	0.32	11M	0.36
2M	0.20	7M	0.34	12M	0.37
3M	0.24	8M	0.35	2Y	0.83
4M	0.28	9M	0.35	3Y	1.33
5M	0.31	10M	0.36	4Y	1.75

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/14	5.00	01/02/17	5.00	07/01/19	5.00
12/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	04/01/20	5.00
07/01/15	5.00	01/02/18	5.00	07/01/20	5.00
10/01/15	5.00	04/02/18	5.00	01/04/21	5.00
01/04/16	5.00	07/02/18	5.00	07/01/21	5.00
04/01/16	5.00	10/01/18	5.00	01/03/22	5.00
07/01/16	5.00	01/02/19	5.00	01/02/23	5.00
10/03/16	5.00	04/01/19	5.00	01/02/24	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/14	10.84	01/02/17	12.24	07/01/19	12.29
12/01/14	10.87	04/03/17	12.28	10/01/19	12.30
01/02/15	10.94	07/03/17	12.28	01/02/20	12.22
04/01/15	11.24	10/02/17	12.30	04/01/20	12.24
07/01/15	11.52	01/02/18	12.29	07/01/20	12.25
10/01/15	11.78	04/02/18	12.30	01/04/21	12.22
01/04/16	11.95	07/02/18	12.30	07/01/21	12.23
04/01/16	12.07	10/01/18	12.31	01/03/22	12.24
07/01/16	12.20	01/02/19	12.29	01/02/23	12.22
10/03/16	12.23	04/01/19	12.35	01/02/24	12.24

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/14	6.76	01/02/17	6.58	07/01/19	6.10
12/01/14	6.79	04/03/17	6.49	10/01/19	6.09
01/02/15	6.86	07/03/17	6.40	01/02/20	6.01
04/01/15	7.15	10/02/17	6.33	04/01/20	6.01
07/01/15	7.42	01/02/18	6.27	07/01/20	6.02
10/01/15	7.66	04/02/18	6.23	01/04/21	5.97
01/04/16	7.31	07/02/18	6.20	07/01/21	5.97
04/01/16	7.08	10/01/18	6.17	01/03/22	5.96
07/01/16	6.92	01/02/19	6.13	01/02/23	5.92
10/03/16	6.73	04/01/19	6.17	01/02/24	5.91

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.01	6M	0.14	11M	0.17
2M	0.03	7M	0.15	12M	0.18
3M	0.06	8M	0.16	2Y	0.19
4M	0.10	9M	0.16	3Y	0.25
5M	0.12	10M	0.17	4Y	0.33

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.26	6M	1.37	11M	1.30
2M	1.26	7M	1.35	12M	1.29
3M	1.28	8M	1.33	2Y	1.46
4M	1.33	9M	1.32	3Y	1.69
5M	1.35	10M	1.31	4Y	1.90

Currencies - Ending rates

CAD/US$	0.8920	US$/BRL	2.4510	EUR/US$	1.2629

Sensitivity analysis(3)

We present below the sensitivity analysis for all derivatives outstanding positions as of September 30, 2014 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•             Fair Value: the fair value of the financial instruments position as at September 30, 2014;

•             Scenario I: Potencial change in fair value considering a 25% deterioration of market curves for main underlying market risk factors;

•             Scenario II: Potencial change in fair value considering a 25% evolution of market curves for main underlying market risk factors;

•             Scenario III: Potencial change in fair value considering a 50% deterioration of market curves for main underlying market risk factors;

•             Scenario IV: Potencial change in fair value considering a 50% evolution of market curves for main underlying market risk factors;

Sensitivity analysis — Summary of the US$/BRL fluctuation — debt, cash investments and derivatives

Sensitivity analysis - Summary of the US$/BRL fluctuation	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	BRL fluctuation	—	—	—	—
Funding	Non hedged debt denominated in US$	BRL fluctuation	13,565	(13,565)	27,129	(27,129)
Cash Investments	Cash denominated in BRL	BRL fluctuation	—	—	—	—
Cash Investments	Cash denominated in US$	BRL fluctuation	2	(2)	5	(5)
Derivatives	Consolidated derivatives portfolio	BRL fluctuation	(4,474)	4,474	(8,947)	8,947
Net result			9,093	(9,093)	18,187	(18,187)

Sensitivity analysis — Consolidated derivatives portfolio

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI		BRL fluctuation		(1,748)	1,748	(3,496)	3,496
		USD interest rate inside Brazil variation	(1,184)	(47)	46	(95)	91
	CDI vs. US$ fixed rate swap	Brazilian interest rate fluctuation		(20)	19	(42)	36
		USD Libor variation		(0.06)	0.06	(0.11)	0.11
		BRL fluctuation		(154)	154	(308)	308
	CDI vs. US$ floating rate swap	Brazilian interest rate fluctuation	(180)	(0.13)	0.12	(0.25)	0.24
		USD Libor variation		(0.14)	0.14	(0.28)	0.28
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP		BRL fluctuation		(1,855)	1,855	(3,710)	3,710
		USD interest rate inside Brazil variation	(2,106)	(120)	114	(248)	221
	TJLP vs. US$ fixed rate swap	Brazilian interest rate fluctuation		346	(306)	739	(577)
		TJLP interest rate fluctuation		(157)	154	(316)	303
		BRL fluctuation		(195)	195	(390)	390
		USD interest rate inside Brazil variation		(12)	11	(25)	21
	TJLP vs. US$ floating rate swap	Brazilian interest rate fluctuation	(258)	26	(23)	56	(42)
		TJLP interest rate fluctuation		(12)	12	(24)	23
		USD Libor variation		8	(8)	15	(15)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt		BRL fluctuation		(234)	234	(468)	468
	BRL fixed rate vs. US$ fixed rate swap	USD interest rate inside Brazil variation	(273)	(10)	10	(21)	19
		Brazilian interest rate fluctuation		33	(30)	70	(57)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to IPCA		BRL fluctuation		(288)	288	(575)	575
		USD interest rate inside Brazil variation		(28)	25	(58)	49
	IPCA vs. US$ fixed rate swap	Brazilian interest rate fluctuation	(58)	148	(125)	324	(231)
		IPCA index fluctuation		(69)	74	(135)	152
		USD Libor variation		(10)	9	(20)	18
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. US$ fixed rate swap	EUR fluctuation	25	(904)	904	(1,808)	1,808
		EUR Libor variation		33	(31)	66	(62)

		USD Libor variation		(77)	70	(161)	135
	Protected Items - Euro denominated debt	EUR fluctuation	n.a.	904	(904)	1,808	(1,808)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)		CAD fluctuation		(196)	196	(391)	391
	CAD Forward	CAD Libor variation	(73)	1	(1)	3	(3)
		USD Libor variation		(0.4)	0.4	(0.8)	0.8
	Protected Items - Disbursement in Canadian dollars	CAD fluctuation	n.a.	196	(196)	391	(391)

(3)  The deterioration scenario of “BRL fluctuation” on the tables of this section means the depreciation of BRL against the USD. The same is applicable for the other currencies fluctuations as risk factors. Specifically on “Sensitivity analysis - cash investments in other currencies” table, we have the depreciation of each currency as a risk factor against another currencies in general, not only USD.

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program	Pruchase / sale of nickel future/forward contracts	Nickel price fluctuation	0.7	1	(1)	3	(3)
		CAD fluctuation		0.2	(0.2)	0.4	(0.4)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(1)	1	(3)	3

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation	(37)	(95)	95	(190)	190
		CAD fluctuation		(9)	9	(18)	18
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	95	(95)	190	(190)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation	0.2	1.11	(1.11)	2.22	(2.22)
		CAD fluctuation		0.06	(0.06)	0.11	(0.11)
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(1)	1	(2)	2

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(105)	(378)	378	(756)	756
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	378	(378)	756	(756)

Bunker Oil Hedge Program	Bunker Oil forward	Bunker Oil price fluctuation	(101)	(352)	352	(704)	704
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	352	(352)	704	(704)

Sell of part of future gold production (subproduct) from Vale		SLW stock price fluctuation		(33)	41	(56)	90
	10 million of SLW warrants	Libor USD fluctuation	69	(4)	4	(8)	8
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	33	(41)	56	(90)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	(4.0)	33	(33)	67	(67)
		CAD fluctuation		5	(5)	9	(9)

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	(1.8)	22	(22)	45	(45)
		CAD fluctuation		1	(1)	2	(2)

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation	(0.5)	0.4	(1.5)	0.5	(5.0)

Sensitivity analysis - cash investments

The cash investments are subjected to foreign exchange risk as the investment currency is other than the functional currency of the investor company.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(24)	24	(48)	48
Cash Investments	Cash denominated in CAD	CAD	(0.01)	0.01	(0.02)	0.02
Cash Investments	Cash denominated in GBP	GBP	(15)	15	(31)	31
Cash Investments	Cash denominated in AUD	AUD	(3)	3	(5)	5
Cash Investments	Cash denominated in Other Currencies*	Others	(96)	96	(192)	192

(*) Includes investments in other currencies and investments in USD as the functional currency of the investor is not USD or BRL.

Financial counterparties ratings

Derivatives transactions are executed with financial institutions whose exposure limits are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of September 30, 2014.

Counterparties Long Term Ratings	Moody’s*	S&P*
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa2	BB+
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	A3	A-
BBVA	Baa2	BBB
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+ *
Caixa Economica Federal	Baa2	BBB-
Citigroup	(P)Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A3	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Intesa Sanpaolo Spa	Baa2	BBB
Itau Unibanco	Baa2	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
National Australia Bank NAB	Aa2	AA-
Rabobank	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa2 *-	—
Standard Chartered	A2	A+

25.          Stockholders’ Equity

a)                                    Capital

Stockholders’ Equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In May 2014 the Stockholders approved at the Extraordinary General Shareholders Meeting, the proposed increase in capital without issuance of shares, in the total amount of R$2,300, by the capitalization of revenue reserves.

On September 30, 2014, the capital was US$77,300 corresponding to 5,244,316,120 shares without par value.

	September 30, 2014 (unaudited)
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	732,842,132	602,350,481	1,335,192,613
FMP - FGTS	82,160,258	—	82,160,258
PIBB - BNDES	1,622,806	2,414,736	4,037,542
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	281,821,978	585,136,496	866,958,474
Institutional investors	114,987,291	259,145,556	374,132,847
Retail investors in Brazil	49,404,608	432,149,373	481,553,981
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)            Treasury stocks

In May 2014, the Stockholders approved, at the Extraordinary General Shareholders Meeting, the proposed cancellation of 39,536,080 common shares and 81,452,900 preferred shares class “A” issued of the Vale held in treasury, arising from the buy-back program approved in June 2011.

On September 30, 2014, there were 90,941,194 treasury stocks, in the total amount of R$2,746, as follows:

	Shares
	Preferred	Common	Total
Balance on December 31, 2013 and 2012	140,857,692	71,071,482	211,929,174
Reduction	(81,451,900)	(39,536,080)	(120,987,980)
Balance on September 30, 2014 (unaudited)	59,405,792	31,535,402	90,941,194

c)             Basic and diluted earnings per share

Basic and diluted earnings per shares were calculated as follows:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income (loss) from continuing operations attributable to the Company’s stockholders	(3,381)	7,978	5,715	15,103

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	(1,291)	3,046	2,182	5,767
Income (loss) available to common stockholders	(2,090)	4,932	3,533	9,336
Total	(3,381)	7,978	5,715	15,103

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share from continuing operations
Preferred share	(0.66)	1.55	1.11	2.93
Common share	(0.66)	1.55	1.11	2.93

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Loss from discontinuing operations attributable to the Company’s stockholders	—	(29)	—	(121)

Basic and diluted earnings per share:
Loss available to preferred stockholders	—	(11)	—	(46)
Loss available to common stockholders	—	(18)	—	(75)
Total	—	(29)	—	(121)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	—	1,967,722	—	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	—	3,185,653	—	3,185,653
Total	—	5,153,375	—	5,153,375

Basic and diluted earnings per share from discontinuing operations
Preferred share	—	(0.01)	—	(0.02)
Common share	—	(0.01)	—	(0.02)

	Parent company (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income (loss) attributable to the Company’s stockholders	(3,381)	7,949	5,715	14,982

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	(1,291)	3,035	2,182	5,721
Income (loss) available to common stockholders	(2,090)	4,914	3,533	9,261
Total	(3,381)	7,949	5,715	14,982

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	(0.66)	1.54	1.11	2.91
Common share	(0.66)	1.54	1.11	2.91

d)                           Remuneration of stockholders

The amounts paid to stockholders, by nature of remuneration, are as follows:

	Remuneration attributed to Stockholders
	Dividends	Interest on capital	Total	Amount per outstanding preferred or common share
Amounts paid on 1st half-year of 2012
First installment - April	792	3,661	4,453	0.864045420
	792	3,661	4,453
Amounts paid on 1st half-year of 2013
First installment - April	—	4,632	4,632	0.898904129
	—	4,632	4,632

In October, 2014, the board of directors approved the payment of the second installment of the 2014 remuneration in amount of R$5.106.

26.                               Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)                                     Results by segment

	Consolidated
	Three-month period ended (unaudited)
	September 30, 2014
	Bulk Materials	Basic Metals	Fertilizers	Others	Total
Results
Net operating revenue	13,704	4,846	1,589	491	20,630
Cost and expenses	(9,143)	(3,053)	(1,368)	(803)	(14,367)
Depreciation, depletion and amortization	(1,284)	(990)	(260)	(14)	(2,548)
Operating income (loss)	3,277	803	(39)	(326)	3,715

Financial results, net	(7,546)	(149)	(71)	(24)	(7,790)
Results on sale or disposal of investments from associates and joint ventures	—	—	—	(100)	(100)
Equity results from associates and joint venture	229	(29)	—	(126)	74
Income taxes	911	(130)	29	(60)	750
Net income (loss) of the period	(3,129)	495	(81)	(636)	(3,351)
Loss attributable to noncontrolling interests	138	(43)	(18)	(47)	30
Income (loss) attributable to the company’s stockholders	(3,267)	538	(63)	(589)	(3,381)

Sales classified by geographic area:
America, except United States and Brazil	345	871	15	63	1,294
United States of America	20	731	—	4	755
Europe	2,080	1,464	49	8	3,601
Middle East/Africa/Oceania	976	90	—	—	1,066
Japan	1,497	565	—	4	2,066
China	5,917	450	—	—	6,367
Asia, except Japan and China	1,295	605	38	—	1,938
Brazil	1,574	70	1,487	412	3,543
Net revenue	13,704	4,846	1,589	491	20,630

	Consolidated
	Three-month period ended (unaudited)
	September 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	21,876	4,245	1,771	299	28,191	788	28,979
Cost and expenses	(9,278)	(3,549)	(1,928)	(272)	(15,027)	(610)	(15,637)
Gain (loss) on measurement or sale of non-currents assets	—	—	—	—	—	(131)	(131)
Depreciation, depletion and amortization	(1,105)	(927)	(243)	(19)	(2,294)	(86)	(2,380)
Operating income (loss)	11,493	(231)	(400)	8	10,870	(39)	10,831

Financial results, net	(1,331)	(61)	(16)	158	(1,250)	(5)	(1,255)
Equity results from associates and joint venture	449	(20)	—	(136)	293	—	293
Income taxes	(2,007)	56	(79)	(17)	(2,047)	15	(2,032)
Net income (loss) of the period	8,604	(256)	(495)	13	7,866	(29)	7,837
Loss attributable to noncontrolling interests	(39)	(81)	33	(25)	(112)	—	(112)
Income (loss) attributable to the company’s stockholders	8,643	(175)	(528)	38	7,978	(29)	7,949

Sales classified by geographic area:
America, except United States and Brazil	432	565	37	—	1,034	—	1,034
United States of America	51	592	—	53	696	—	696
Europe	3,475	1,607	59	—	5,141	—	5,141
Middle East/Africa/Oceania	1,033	52	—	—	1,085	—	1,085
Japan	2,329	371	—	—	2,700	—	2,700
China	11,485	492	—	—	11,977	—	11,977
Asia, except Japan and China	1,405	554	55	—	2,014	—	2,014
Brazil	1,666	12	1,620	246	3,544	788	4,332
Net revenue	21,876	4,245	1,771	299	28,191	788	28,979

	Consolidated
	Nine-month period ended (unaudited)
	September 30, 2014
	Bulk Materials	Basic Metals	Fertilizers	Others	Total
Results
Net operating revenue	46,022	13,135	4,218	1,748	65,123
Cost and expenses	(26,137)	(8,718)	(3,756)	(2,032)	(40,643)
Impairment of assets	(1,730)	—	—	—	(1,730)
Depreciation, depletion and amortization	(3,353)	(2,792)	(757)	(47)	(6,949)
Operating income (loss)	14,802	1,625	(295)	(331)	15,801

Financial results, net	(6,882)	(614)	(53)	(42)	(7,591)
Results on sale or disposal of investments from associates and joint ventures	—	—	—	(139)	(139)
Equity results from associates and joint venture	1,303	(55)	—	(173)	1,075
Income taxes	(3,466)	(352)	90	(95)	(3,823)
Net income (loss) of the period	5,757	604	(258)	(780)	5,323
Loss attributable to noncontrolling interests	40	(331)	(34)	(67)	(392)
Income (loss) attributable to the company’s stockholders	5,717	935	(224)	(713)	5,715

Sales classified by geographic area:
America, except United States and Brazil	1,235	2,266	65	90	3,656
United States of America	25	1,937	—	537	2,499
Europe	7,194	4,396	168	22	11,780
Middle East/Africa/Oceania	2,962	266	—	—	3,228
Japan	4,887	1,469	—	12	6,368
China	20,660	1,184	—	—	21,844
Asia, except Japan and China	3,987	1,542	71	—	5,600
Brazil	5,072	75	3,914	1,087	10,148
Net revenue	46,022	13,135	4,218	1,748	65,123

	Consolidated
	Nine-month period ended (unaudited)
	September 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	54,067	11,412	4,774	1,273	71,526	2,125	73,651
Cost and expenses	(23,658)	(8,489)	(4,696)	(1,499)	(38,342)	(1,858)	(40,200)
Gain (loss) on measurement or sale of non-currents assets	—	—	—	—	—	(131)	(131)
Depreciation, depletion and amortization	(2,932)	(2,770)	(696)	(58)	(6,456)	(247)	(6,703)
Operating income (loss)	27,477	153	(618)	(284)	26,728	(111)	26,617

Financial results, net	(9,118)	82	(116)	226	(8,926)	2	(8,924)
Equity results from associates and joint venture	1,022	(32)	—	(251)	739	—	739
Income taxes	(3,779)	59	55	(67)	(3,732)	(12)	(3,744)
Net income (loss) of the period	15,602	262	(679)	(376)	14,809	(121)	14,688
Loss attributable to noncontrolling interests	(99)	(140)	33	(88)	(294)	—	(294)
Income (loss) attributable to the company’s stockholders	15,701	402	(712)	(288)	15,103	(121)	14,982

Sales classified by geographic area:
America, except United States and Brazil	1,189	1,678	86	21	2,974	—	2,974
United States of America	57	1,738	—	275	2,070	—	2,070
Europe	9,113	4,101	199	—	13,413	—	13,413
Middle East/Africa/Oceania	2,930	131	23	—	3,084	—	3,084
Japan	5,223	950	—	—	6,173	—	6,173
China	26,868	1,377	—	—	28,245	—	28,245
Asia, except Japan and China	4,059	1,330	95	1	5,485	—	5,485
Brazil	4,629	107	4,371	976	10,083	2,125	12,208
Net revenue	54,068	11,412	4,774	1,273	71,527	2,125	73,652

	Three-month period ended (unaudited)
	September 30, 2014
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Margin before depreciation	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (c)	Investments
Bulk Material
Ferrous minerals
Iron ore	9,683	(5,473)	(455)	(180)	(143)	3,432	(959)	2,473	87,010	3,250	1,456
Pellets	2,979	(1,585)	(24)	—	(14)	1,356	(165)	1,191	4,378	99	1,937
Ferroalloys and manganese	191	(141)	(10)	(1)	(13)	26	(19)	7	647	14	—
Others Ferrous products and services	394	(296)	—	(11)	—	87	(69)	18	787	51	—
	13,247	(7,495)	(489)	(192)	(170)	4,901	(1,212)	3,689	92,822	3,414	3,393
Coal	457	(644)	(117)	(11)	(25)	(340)	(72)	(412)	16,811	1,412	936
	13,704	(8,139)	(606)	(203)	(195)	4,561	(1,284)	3,277	109,633	4,826	4,329
Base Metals
Nickel and other products (a)	4,028	(2,332)	182	(69)	(273)	1,536	(881)	655	69,569	532	54
Copper (b)	818	(537)	(6)	(3)	(15)	257	(109)	148	9,539	296	500
	4,846	(2,869)	176	(72)	(288)	1,793	(990)	803	79,108	828	554
Fertilizers
Potash	99	(86)	(25)	(6)	12	(6)	(15)	(21)	397	—	—
Phosphates	1,214	(1,027)	(24)	(27)	(27)	109	(218)	(109)	16,941	151	—
Nitrogen	211	(145)	(8)	(3)	(2)	53	(27)	26	—	—	—
Others fertilizers products	65	—	—	—	—	65	—	65	—	—	—
	1,589	(1,258)	(57)	(36)	(17)	221	(260)	(39)	17,338	151	—

Others	491	(286)	(380)	(130)	(7)	(312)	(14)	(326)	10,265	88	6,537
Total	20,630	(12,552)	(867)	(441)	(507)	6,263	(2,548)	3,715	216,344	5,893	11,420

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(c) Includes only addictions realized with cash and cash equivalents.

	Three-month period ended (unaudited)
	September 30, 2013
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Margin before depreciation	Depreciation, depletion and amortization	Gain (loss) on measurement or sale of non-current assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (c)	Investments
Bulk Material
Ferrous minerals
Iron ore	17,408	(5,519)	(946)	(174)	(152)	10,617	(788)	—	9,829	85,182	3,988	1,499
Pellets	3,392	(1,288)	(57)	(6)	(72)	1,969	(118)	—	1,851	4,442	227	2,002
Ferroalloys and manganese	369	(180)	(19)	(1)	(27)	142	(26)	—	116	609	18	—
Others Ferrous products and services	226	(99)	(4)	—	—	123	(78)	—	45	1,269	24	—
	21,395	(7,086)	(1,026)	(181)	(251)	12,851	(1,010)	—	11,841	91,502	4,257	3,501
Coal	481	(577)	(108)	(47)	(2)	(253)	(95)	—	(348)	9,319	978	618
	21,876	(7,663)	(1,134)	(228)	(253)	12,598	(1,105)		11,493	100,821	5,235	4,119
Base Metals
Nickel and other products (a)	3,281	(2,335)	(70)	(85)	(369)	422	(826)	—	(404)	67,308	1,289	49
Copper (b)	964	(628)	(32)	(24)	(6)	274	(101)	—	173	9,741	318	528
	4,245	(2,963)	(102)	(109)	(375)	696	(927)	—	(231)	77,049	1,607	577
Fertilizers
Potash	131	(82)	(25)	(6)	(500)	(482)	(15)	—	(497)	5,620	333	—
Phosphates	1,388	(1,076)	(45)	(18)	(18)	231	(200)	—	31	17,240	321	—
Nitrogen	203	(156)	2	(2)	(2)	45	(28)	—	17	—	—	—
Others fertilizers products	49	—	—	—	—	49	—	—	49	—	—	—
	1,771	(1,314)	(68)	(26)	(520)	(157)	(243)	—	(400)	22,860	654	—

Others	299	(283)	115	(98)	(6)	27	(19)	—	8	4,853	375	4,139
	28,191	(12,223)	(1,189)	(461)	(1,154)	13,164	(2,294)	—	10,870	205,583	7,871	8,835
Discontinued operations (General Cargo)	788	(566)	(37)	(7)	—	178	(86)	(131)	(39)	6,143	370	—
Total	28,979	(12,789)	(1,226)	(468)	(1,154)	13,342	(2,380)	(131)	10,831	211,726	8,241	8,835

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(c) Includes only addictions realized with cash and cash equivalents.

	Nine-month period ended (unaudited)
	September 30, 2014
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Margin before depreciation	Depreciation, depletion and amortization	Impairment on assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (c)	Investments
Bulk Material
Ferrous minerals
Iron ore	33,693	(15,291)	(1,695)	(473)	(274)	15,960	(2,498)	(1,118)	12,344	87,010	8,950	1,456
Pellets	9,154	(4,418)	(64)	(1)	(80)	4,591	(411)	—	4,180	4,378	343	1,937
Ferroalloys and manganese	596	(420)	(33)	(1)	(42)	100	(55)	—	45	647	90	—
Others Ferrous products and services	1,352	(1,053)	11	(11)	—	299	(194)	—	105	787	124	—
	44,795	(21,182)	(1,781)	(486)	(396)	20,950	(3,158)	(1,118)	16,674	92,822	9,507	3,393
Coal	1,227	(1,876)	(334)	(18)	(64)	(1,065)	(195)	(612)	(1,872)	16,811	4,154	936
	46,022	(23,058)	(2,115)	(504)	(460)	19,885	(3,353)	(1,730)	14,802	109,633	13,661	4,329
Base Metals
Nickel and other products (a)	10,761	(6,355)	159	(219)	(869)	3,477	(2,520)	—	957	69,569	1,920	54
Copper (b)	2,374	(1,408)	10	(6)	(30)	940	(272)	—	668	9,539	801	500
	13,135	(7,763)	169	(225)	(899)	4,417	(2,792)	—	1,625	79,108	2,721	554
Fertilizers
Potash	259	(236)	(28)	(25)	(10)	(40)	(47)	—	(87)	397	—	—
Phosphates	3,211	(2,728)	(107)	(80)	(97)	199	(627)	—	(428)	16,941	384	—
Nitrogen	587	(405)	(17)	(13)	(10)	142	(83)	—	59	—	—	—
Others fertilizers products	161	—	—	—	—	161	—	—	161	—	—	—
	4,218	(3,369)	(152)	(118)	(117)	462	(757)	—	(295)	17,338	384	—

Others	1,748	(1,120)	(614)	(292)	(6)	(284)	(47)	—	(331)	10,265	807	6,537
Total	65,123	(35,310)	(2,712)	(1,139)	(1,482)	24,480	(6,949)	(1,730)	15,801	216,344	17,573	11,420

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(c) Includes only addictions realized with cash and cash equivalents.

	Nine-month period ended (unaudited)
	September 30, 2013
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Margin before depreciation	Depreciation, depletion and amortization	Gain (loss) on measurement or sale of non-current assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (c)	Investments
Bulk Material
Ferrous minerals
Iron ore	41,906	(13,745)	(2,137)	(441)	(407)	25,176	(2,086)	—	23,090	85,182	10,704	1,499
Pellets	9,213	(3,408)	(137)	(18)	(214)	5,436	(296)	—	5,140	4,442	433	2,003
Ferroalloys and manganese	801	(491)	(59)	(1)	(28)	222	(47)	—	175	609	49	—
Others Ferrous products and services	717	(298)	2	—	—	421	(225)	—	196	1,269	49	—
	52,637	(17,942)	(2,331)	(460)	(649)	31,255	(2,654)	—	28,601	91,502	11,235	3,502
Coal	1,430	(1,630)	(528)	(75)	(43)	(846)	(278)	—	(1,124)	9,319	1,717	617
	54,067	(19,572)	(2,859)	(535)	(692)	30,409	(2,932)		27,477	100,821	12,952	4,119
Base Metals
Nickel and other products (a)	9,246	(5,834)	46	(254)	(1,140)	2,064	(2,497)	—	(433)	67,308	3,999	49
Copper (b)	2,166	(1,571)	(119)	(86)	(15)	375	(273)	—	102	9,741	884	528
Others base metals products	—	—	484	—	—	484	—	—	484	—	—	—
	11,412	(7,405)	411	(340)	(1,155)	2,923	(2,770)	—	153	77,049	4,883	577
Fertilizers
Potash	329	(206)	(58)	(13)	(655)	(603)	(63)	—	(666)	5,620	850	—
Phosphates	3,514	(2,756)	(196)	(29)	(59)	474	(500)	—	(26)	17,240	683	—
Nitrogen	803	(679)	(24)	(7)	(10)	83	(133)	—	(50)	—	—	—
Others fertilizers products	128	—	—	(4)	—	124	—	—	124	—	—	—
	4,774	(3,641)	(278)	(53)	(724)	78	(696)	—	(618)	22,860	1,533	—

Others	1,273	(939)	(359)	(195)	(6)	(226)	(58)	—	(284)	4,853	883	4,139
	71,526	(31,557)	(3,085)	(1,123)	(2,577)	33,184	(6,456)	—	26,728	205,583	20,251	8,835
Discontinued operations (General Cargo)	2,125	(1,671)	(165)	(22)	—	267	(247)	(131)	(111)	6,143	1,282	—
Total	73,651	(33,228)	(3,250)	(1,145)	(2,577)	33,451	(6,703)	(131)	26,617	211,726	21,533	8,835

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(c) Includes only addictions realized with cash and cash equivalents.

27.                               Cost of goods sold and services rendered, and selling and administrative expenses and other operational expenses (income), net, by nature

a)             Costs of goods sold and services rendered

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Personnel	1,545	1,875	4,627	5,016
Material and Service	2,972	3,576	8,731	9,330
Fuel oil and gas	950	1,014	2,917	2,809
Maintenance	1,881	1,179	4,429	3,012
Energy	390	394	1,031	1,018
Acquisition of products	875	656	2,851	2,077
Depreciation and depletion	2,257	2,069	6,238	5,775
Freight	2,078	1,990	5,621	4,612
Others	1,862	1,539	5,103	3,683
Total	14,810	14,292	41,548	37,332

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Personnel	2,233	2,158
Material and Services	4,401	4,223
Fuel oil and gas	1,874	1,716
Maintenance	2,979	2,022
Energy	510	531
Acquisition of products	813	591
Depreciation and depletion	2,317	1,724
Others	3,372	3,022
Total	18,499	15,987

b)                                     Selling and administrative expenses

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Personnel	246	247	727	797
Services (consulting, infrastructure and others)	117	212	330	479
Advertising and publicity	34	11	59	53
Depreciation and amortization	155	105	369	296
Travel expenses	10	8	36	34
Taxes and rents	15	7	34	41
Incentive	—	—	—	—
Sales	9	55	148	174
Others	35	38	113	157
Total	621	683	1,816	2,031

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Personnel	413	534
Services (consulting, infrastructure and others)	194	303
Advertising and publicity	52	43
Depreciation and amortization	243	213
Travel expenses	20	19
Taxes and rents	7	15
Incentive	—	—
Sales	(23)	5
Others	74	31
Total	980	1,163

c)              Others operational expenses (incomes), net

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Provision for litigation	(47)	—	240	—
Provision for loss with VAT credits (ICMS)	35	118	219	216
PPR	148	152	260	316
Provision for disposal of materials/inventories	43	149	140	698
Other	219	193	409	109
Total	398	612	1,268	1,339

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Provision for loss with VAT credits (ICMS)	35	205
PPR	198	261
Provision for disposal of materials/inventories	16	222
Other	580	125
Total	829	813

28.                               Financial result

The financial results, by nature, are as follows:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Financial expenses
Interest	(234)	(706)	(1,918)	(2,062)
Labor, tax and civil contingencies	(62)	(75)	(161)	(207)
Derivatives	(1,943)	(54)	(2,037)	(2,310)
Indexation and exchange rate variation (a)	(6,664)	(786)	(8,393)	(6,919)
Participative stockholders’ debentures	(201)	(249)	(848)	(765)
Expenses of REFIS	(410)	—	(1,190)	—
Others	(852)	(301)	(1,452)	(603)
	(10,366)	(2,171)	(15,999)	(12,866)
Financial income
Short-term investments	135	63	351	144
Derivatives	22	302	1,436	733
Indexation and exchange rate variation (b)	2,160	450	6,173	2,579
Others	259	106	448	484
	2,576	921	8,408	3,940
Financial results, net	(7,790)	(1,250)	(7,591)	(8,926)

Summary of indexation and exchange rate variation
Loans and financing	(6,188)	29	(2,757)	(4,496)
Related parties	—	1	1	23
Others	1,684	(366)	536	133
Net (a) + (b)	(4,504)	(336)	(2,220)	(4,340)

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2014	September 30, 2013
Financial expenses
Interest	(2,079)	(2,183)
Labor, tax and civil contingencies	(136)	(122)
Derivatives	(1,398)	(1,697)
Indexation and exchange rate variation (a)	(6,525)	(6,482)
Participative stockholders’ debentures	(848)	(765)
Expenses of REFIS	(1,166)	—
Others	(758)	(286)
	(12,910)	(11,535)
Financial income
Short-term investments	268	104
Derivatives	1,246	294
Indexation and exchange rate variation (b)	5,518	2,529
Others	206	150
	7,238	3,077
Financial results, net	(5,672)	(8,458)

Summary of indexation and exchange rate variation
Loans and financing	(785)	(1,616)
Related parties	(2,437)	(2,035)
Others	2,215	(302)
Net (a) + (b)	(1,007)	(3,953)

29.                               Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine (“Salobo transaction”) and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines (“Sudbury transaction”).

In March 2013, we received up-front cash proceeds of US$1.9 billion (R$3.8 billion) in march 2013, plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value was determined to be US$100 (R$199). The amount of US$1,330 (R$2.64 billion) was received for the Salobo transaction and US$570 (R$1,133) plus the ten warrants of SLW were received for the Sudbury transaction.

As the gold is delivered to SLW, Vale will receive a payment equal to the lesser of:  (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, of US$244 (R$492) was recognized in the Statement of Income under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 (R$2,812) and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three-month period ended on September 30, 2014 and 2013, the Company recognized R$37 and R$39, respectively, and nine-month period ended on September 30, 2014 and 2013 the amount of R$144 and R$89, respectively, in Statement of Income related to rendered services.

30.                               Commitments

a)                                     Nickel projects

There have been no material changes to commitments and contingencies disclosed in our financial statements as at March 31, 2014, except for the value of letters of credit and guarantees in the amount of R$2.3 billion that we have provided and are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

In October 2014 (subsequent period), our subsidiary PT Vale Indonesia Tbk (PTVI), a public company in Indonesia, signed the renewal of its license for the Contract of Work (CoW). The renegotiation included the following main points: (i) Royalty- The royalty rate will be 2% of sales of nickel matte and will increase to 3% based on defined nickel price threshold in order to reflect the economic reality of the market; (ii) Divestment The Company agrees to further divest 20% of interest within five years. (iii) Extension of operations Under some local investments conditions the Company has the ability to apply for an extension of the right to operate until the year 2045; and (iv) PTVI will reduce its concession area by 72 ha which will not impact the implementation of its growth strategy.

The impact on the assets value is expected to not be relevant.

b)                                     Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On September 30, 2014 and December 31, 2013 the value of the debentures at fair value totaled R$4.954 and R$4.159, respectively. The Company made available for withdrawal on October 2014 (subsequent event) the amount of R$161 as semi-annual compensation.

c)                                      Operating lease - Pelletize Operations

Vale has operating lease agreements with its joint ventures Hispanobras, Nibrasco, Itabrasco, and Kobrasco, in which Vale leases its pelletizing plants. These renewable operating lease agreements last between 3 and 10 years.

The total amount of operational leasing expenses related to pelletizing operations on nine-month period ended in September 30, 2014 and 2013 were R$593 and R$159, respectively.

d)                                     Concession and Sub-concession Agreements

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

e)                                      Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its interest, a credit line acquired by its associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On September 30, 2014 the amount guaranteed by Vale was R$1,250. After the conclusion of the transaction of our Energy Generations Assets (Note 6) our guarantee will be shared with CEMIG GT.

On September 30, 2014, the total amount guaranteed by the Company to CSP´s bridge loan equals to R$1,103, within its participation threshold on CSP.

31.                               Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as railway transportation services, through prices agreed between the parties.

The balances of these related party transactions and their effects on the financial statements may be identified as follows:

	Consolidated
	Assets
	September 30, 2014 (unaudited)		December 31, 2013
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	10	8	10	—
Mitsui Co.	80	—	110	—
MRS Logística S.A.	14	74	15	15
Samarco Mineração S.A.	69	472	67	380
Teal Minerals Incorporated	—	496	—	409
VLI Multimodal S.A.	59	—	—	—
VLI S.A.	44	—	—	—
VLI Operações Portuárias S.A.	54	—	—	—
Others	353	106	71	60
Total	683	1,156	273	864

Current	683	700	273	611
Non-current	—	456	—	253
Total	683	1,156	273	864

	Consolidated
	Liabilities
	September 30, 2014 (unaudited)		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	35	—	35	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	160	45	7	138
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	79	—	34	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	81	18	7	39
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	259	134	—	299
Ferrovia Centro-Atlântica S.A.	—	248	—	—
MRS Logística S.A.	—	—	51	—
VLI Multimodal S.A.	—	99	—	—
Others	64	51	22	14
Total	678	595	156	490

Current	678	320	156	479
Non-current	—	275	—	11
Total	678	595	156	490

	Parent Company
	Assets
	September 30, 2014 (unaudited)		December 31, 2013
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	10	8	10	—
Biopalma da Amazônia	—	904	—	834
Mineração Brasileiras reunidas S.A. - MBR	—	205	—	204
Mineração Corumbaense Reunidas S.A.	35	456	32	132
MRS Logística S.A.	9	30	15	13
Salobo Metais S.A.	24	—	36	—
Samarco Mineração S.A.	69	472	67	380
Vale International S.A.	26,494	—	13,477	272
Vale Mina do Azul	38	—	140	15
Others	436	64	277	698
Total	27,115	2,139	14,054	2,548

Current	27,115	1,235	14,054	1,684
Non-current	—	904	—	864
Total	27,115	2,139	14,054	2,548

	Parent Company
	Liabilities
	September 30, 2014 (unaudited)		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	35	—	35	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	160	—	7	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	79	—	34	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	81	—	7	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	259	—	—	—
Companhia Portuária Baía de Sepetiba - CPBS	215	—	178	—
Ferrovia Centro-Atlântica S.A.	—	248	—	363
Mineração Brasileiras reunidas S.A. - MBR	—	—	248	—
MRS Logística S.A.	—	—	51	—
Vale International S.A.	—	41,455	—	37,728
Others	125	332	197	375
Total	954	42,035	757	38,466

Current	954	7,456	757	6,453
Non-current	—	34,579	—	32,013
Total	954	42,035	757	38,466

	Consolidated (unaudited)
	Three-month period ended
	Income		Cost/Expenses		Revenues (expenses) Financial
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Baovale Mineração S.A.	—	—	(12)	(11)	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	(44)	(44)	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	(33)	(5)	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	(33)	(23)	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	(78)	(10)	—	—
Companhia Siderúrgica do Atlântico		—	—	(56)	—	—
Ferrovia Centro Atlântica S.A.	34	—	(32)	—	—	—
Ferrovia Norte Sul	14	—	—	—	—	—
Mitsui & Co Ltd	62	64	—	—	—	—
MRS Logistica S.A.	—	—	(373)	(355)	—	—
Samarco Mineração S.A.	112	232	—	—	—	—
California Steel Industries	—	53	—	—	—	—
VLI Multimodal S.A.	80	—	—	—	—	—
VLI S.A.	98	—	—	—	—	—
Others	46	44	(11)	(9)	7	16
Total	446	393	(616)	(513)	7	16

	Consolidated (unaudited)
	Nine-month period ended
	Income		Cost/Expenses		Financial (expenses) income
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Baovale Mineração S.A.	—	—	(35)	(33)	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	(156)	(72)	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	(101)	(14)	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	(86)	(52)	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	(250)	(21)	—	—
Companhia Siderúrgica do Atlântico	—	—	(495)	(305)	—	—
Ferrovia Centro Atlântica S.A.	111	—	(96)	—	—	—
Mitsui & Co Ltd	209	175	—	—	—	—
MRS Logistica S.A.	—	—	(945)	(1,012)	—	—
Samarco Mineração S.A.	394	679	—	—	—	—
California Steel Industries	420	275	—	—	—	—
VLI S.A.	211	—	—	—	21	—
VLI Multimodal S.A.	380	—	—	—	6	—
Others	162	94	(70)	(29)	25	40
Total	1,887	1,223	(2,234)	(1,538)	52	40

	Parent company (unaudited)
	Nine-month period ended
	Income		Cost/Expenses		Financial (expenses) income
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Baovale Mineração S.A.	—	—	(35)	(33)	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	(156)	(72)	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	(101)	(14)	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	(86)	(21)	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	(250)	(52)	—	—
Companhia Portuária Baia de Sepetiba - CPBS			(430)	(316)
Ferrovia Centro Atlântica S.A.	111	—	(94)	—	—	—
Mineração Brasileiras Reunidas S.A. - MBR	—	—	(544)	(535)	—	—
MRS Logistica S.A.	—	—	(945)	(999)	—	—
Samarco Mineração S.A.	394	679	—	—	—	—
Vale International S.A.	37,109	40,298	—	—	(902)	(869)
VLI S.A.	211	—	—	—	—	—
VLI Multimodal	380	—	—	—	—	—
Vale Energia S. A.	—	—	(116)	(161)	—	—
Others	111	929	(23)	(117)	122	111
Total	38,316	41,906	(2,780)	(2,320)	(780)	(758)

	Balance Sheet		Statement of income (unaudited)
			Three-month period ended		Nine-month period ended
	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
	(unaudited)
Cash and cash equivalents
Brasdesco	26	58	3	1	5	3
	26	58	3	1	5	3

Loan payable
BNDES	9,623	10,065	(112)	(107)	(333)	(278)
BNDESPar	1,621	1,681	(24)	(24)	(72)	(75)
	11,244	11,746	(136)	(131)	(405)	(353)

Remuneration of key management personnel:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Short-term benefits:	9	9	59	48
Wages or pro-labor	6	6	19	17
Direct and indirect benefits	3	3	13	12
Bonus	—	—	27	19

Long-term benefits:	—	—	2	2
Based on stock	—	—	2	2

Termination of position	—	—	—	1
	9	9	61	51

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Luiz Maurício Leuzinger
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Hiroyuki Kato	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho	Dyogo Henrique de Oliveira
Paulo Rogério Caffarelli
Robson Rocha	Alternate
Sérgio Alexandre Figueiredo Clemente	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate	Valeriano Durval Guimarães Gomes

Laura Bedeschi Rego de Mattos
Eduardo de Oliveira Rodrigues Filho	Executive Officers
Eduardo Fernando Jardim Pinto
Francisco Ferreira Alexandre	Murilo Pinto de Oliveira Ferreira
Hayton Jurema da Rocha	Chief Executive Officer
Isao Funaki
Luiz Carlos de Freitas	Vânia Lucia Chaves Somavilla
Luiz Maurício Leuzinger	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Marco Geovanne Tobias da Silva
Sandro Kohler Marcondes	Luciano Siani Pires
Chief Financial Officer and Investors Relations
Advisory Committees of the Board of Directors
Roger Allan Downey
Controlling Committee	Executive Officer (Fertilizers and Coal)
Eduardo Cesar Pasa
Luiz Carlos de Freitas	José Carlos Martins
Paulo Roberto Ferreira de Medeiros	Executive Officer (Ferrous and Strategy)

Executive Development Committee	Galib Abrahão Chaim
Laura Bedeschi Rego de Mattos	Executive Officer (Capital Projects Implementation)
Luiz Maurício Leuzinger
Marcel Juviniano Barros	Humberto Ramos de Freitas
Oscar Augusto de Camargo Filho	Executive Officer (Logistics and Mineral Research)

Strategic Committee	Gerd Peter Poppinga
Murilo Pinto de Oliveira Ferreira	Executive Officer (Base Metals and Information Technology)
Dan Antônio Marinho Conrado
Luciano Galvão Coutinho	Marcelo Botelho Rodrigues
Mário da Silveira Teixeira Júnior	Global Controller Director
Oscar Augusto de Camargo Filho
Marcus Vinicius Dias Severini
Finance Committee	Chief Officer of Accounting and Control Department
Luciano Siani Pires	CRC-RJ - 093982/O-3
Eduardo de Oliveira Rodrigues Filho
Gilmar Dalilo Cezar Wanderley	Murilo Muller
Luiz Maurício Leuzinger	Chief Accountant
CRC-PR - 046788/O-5 “S” RJ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: October 30, 2014		Rogerio T. Nogueira
Director of Investor Relations